ODYSSEY HEALTHCARE, INC.

ANNUAL REPORT 2004


05049796

ODYSSEY2004

Odyssey HealthCare provides hospice care. Odyssey seeks to improve the quality of life of terminally ill patients and their families by providing care directed at managing pain and other discomforting symptoms and by addressing the psychosocial and spiritual needs of patients and their families. At year-end, Odyssey had 74 Medicare-certified hospice programs in 30 states. In terms of both average daily patient census and number of communities served, Odyssey is one of the largest providers of hospice care in the country.

Financial Highlights

($ in thousands except per share)

Year Ended December 31,	2001	2002	2003	**2004**
Net Revenue	$ 130,181	$ 194,459	$ 274,309	**$ 350,276**
Net Income	$ 17,554	$ 21,140	$ 31,207	**$ 34,996**
Earnings Per Share	$ 0.45	$ 0.58	$ 0.84	**$ 0.93**
Weighted Average Diluted Shares Outstanding	28,620,512	36,691,449	37,256,252	**37,551,447***
Operating Cash Flow	$ 14,956	$ 18,732	$ 27,605	**$ 47,180**
Cash and Cash Equivalents, Short-term Investments	$ 41,491	$ 33,630	$ 38,974	**$ 33,258***
Long-term Debt, Including Current Portion	$ 3,480	$ 274	$ 17	**$ 14**
Medicare-Certified Hospice Programs	30	50	66	**74**
Admissions	15,969	22,062	26,763	**31,231**
Average Daily Patient Census	3,044	4,407	6,019	**7,604**

On November 1, 2004, Odyssey announced a $30 million stock repurchase program.
As of December 31, 2004, the company had purchased 1,648,600 shares at a cost of $20.3 million and had approximately 35.1 million shares outstanding.

To Our Shareholders:



While we achieved record revenues, admissions, patient census and earnings in 2004, we are not satisfied with those results. In October, the Board of Directors requested that I re-assume the role of Chief Executive Officer, a position I held from the company's founding in 1996 until my retirement in January 2004. Odyssey is strong financially, and I am excited about the opportunities we have to accelerate our growth with the still underserved hospice market.

Strong Foundation for Growth Initiatives

Revenue grew 27.7 percent in 2004, while net income grew 12.1 percent. Earnings per share grew 10.7 percent to $0.93 in 2004. We had cash flow of $47.2 million in 2004, a 70.9 percent increase over 2003. At December 31, 2004, we had $33.3 million of cash and short-term investments on the balance sheet, no debt and an untapped $40 million line of credit. In November 2004, we announced a $30 million stock repurchase program to be executed over a six-month period and had repurchased 1.6 million shares at a cost of $20.3 million by the end of December.

Our expenses are in line, and our geographic footprint is more extensive than any other hospice in the country with 74 hospice programs in 30 states. We are proud of our track record of starting new hospice programs and acquiring other hospices. We have started 27 and acquired 58 hospices since 1996. Because of this aggressive expansion program and the relative immaturity of some programs, our average hospice was caring for approximately 100 patients at year-end. Based on the demographics and size of the communities we serve, we believe each of our hospice programs has the opportunity for growth.

"Much of what we are changing and enhancing is community-specific because hospice is a local business. A one-size-fits-all strategy is not an effective strategy for Odyssey as a national hospice company. Our over-riding goal is to become a better partner with the healthcare community."

Improving Our Healthcare Partnerships

Our success in the past several years has attracted others to hospice, increasing the competition in many of our markets. We believe we can continue our growth with this added competition by increasing the level of service we provide so our referral sources feel compelled to recommend Odyssey to their patients and families. Let me give you just two examples.

First, we have inpatient contracts with hospitals or skilled nursing facilities in every community we serve, enabling us to care for patients with medical conditions that cannot be controlled at home. In five communities we have our own dedicated inpatient facilities. These seven- to 22-bed units offer a home-like setting and are staffed by our own nurses whose sole focus is to provide quality, palliative care. Healthcare professionals in many other communities we serve would welcome an inpatient unit for the most gravely ill, providing a more comforting and supportive setting than a hospital or skilled nursing facility for patients and families. We expect to have additional dedicated inpatient units operational in 2005.

Second, we are a 24-hour-per-day, seven-day-a-week business, providing care during normal business hours and on-call clinical staffing after office hours. In order to better serve our patients and families in regard to patient care and timely admissions, we plan to extend our normal business hours Monday through Friday as well as add staffing on Saturdays. We will change the working hours of our current employees with a spirit of volunteerism, and new caregiver positions will be recruited to the extended hours model.

Much of what we are changing and enhancing is community-specific because hospice is a local business. A one-size-fits-all strategy is not an effective strategy for Odyssey as a national hospice company. Our over-riding goal is to become a better partner with the healthcare community, offering services that are responsive to our customers' needs.

In anticipation of the growth of Odyssey, we have accelerated training for our general managers, community education representatives and clinical managers. The changes we are making will take time to produce results, but we are confident that these initiatives will be beneficial over time.

Odyssey®

Investing in Our Future

As we undertake these initiatives, we are also making other investments for the future. In 2005, we will launch start-up programs in four to six new communities, including our first entry into the state of Florida. In addition, our acquisitions team will continue to take a disciplined approach to purchasing hospices; however, as evidenced by the stock repurchase program, we have determined in some cases that an investment in our own stock represents a better value to our shareholders.

We also expect to make an investment in our information systems. Hospice-specific information systems have just recently become available from major vendors, and in mid 2005 we expect to begin implementation of a new integrated billing and clinical management and electronic medical records system. This new system, which should be fully operational in mid 2007, includes productivity tools for our clinical managers to better manage their care-giving teams, on-line chart auditing capabilities for our centralized clinical compliance department, and automatic charting prompts which should improve the documentation of patient visits by our caregivers.

In conclusion, let me address two topics: the Medicare cap and the inquiry being made by the United States Department of Justice (DOJ) Civil Division. Medicare limits the revenue that each Medicare-certified hospice program can receive based on a formula explained in our Form 10-K, which is printed in full as part of this annual report. In the 2004 Medicare cap year (November 1, 2003, through October 31, 2004), four of our 74 Medicare-certified hospice programs exceeded the cap, and we will refund approximately $1.8 million to Medicare for payments in excess of the cap calculation. We actively monitor each of our hospice programs and continue to consider and implement various clinically appropriate initiatives to keep our cap exposure to a minimum. Our quarterly results include an accrual for estimated cap repayment amounts. However, unless legislative changes are made to the cap calculation we, and other hospices, will continue to exceed the Medicare cap from time to time in various hospice programs.

"We at Odyssey are pleased to have been a significant participant in the hospice movement, raising the awareness of hospice among the healthcare community as well as patients and families across the country."

In October 2004, we announced that we had received a letter from the DOJ stating that it has begun a civil investigation under the False Claims Act. Although we are cooperating and are in active dialogue with the DOJ, we cannot, as yet, predict the outcome or closure date of the inquiry.

In summary, while about a million people a year are benefiting from hospice care in this country, another million are not experiencing what we call the "gift of hospice." We at Odyssey are pleased to have been a significant participant in the hospice movement, raising the awareness of hospice among the healthcare community as well as patients and families across the country. Since our beginning, we have established an infrastructure that can support significant additional growth; the government continues to be supportive of the Medicare hospice benefit; and I am confident that the 4,000-strong Odyssey team is up to the challenge of being the hospice provider of choice in the communities we serve.



Richard R. Burnham
Chairman, President and Chief Executive Officer

March 4, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


RECEIVED
APR 05 2005
185
PROCESSING
SECTION

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 000-33267

Odyssey HealthCare, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**43-1723043**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification Number)*
717 N. Harwood, Suite 1500 Dallas, Texas	**75201**
(Address of principal executive offices)	*(Zip Code)*

(Registrant's telephone number, including area code)
(214) 922-9711

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $.001 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☑ No ☐

At June 30, 2004, there were 36,637,413 shares of the registrant's Common Stock outstanding. As of the same date, 35,443,677 shares of the Registrant's Common Stock were held by non-affiliates of the registrant, having an aggregate market value of $667.1 million (based on the last sale price of a share of Common Stock on June 30, 2004 ($18.82), as reported on the Nasdaq National Market).

At March 11, 2005, there were 34,319,464 shares of the registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement to be furnished to stockholders in connection with the registrant's 2005 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.

(This page intentionally left blank)

FORM 10-K

ODYSSEY HEALTHCARE, INC.
For the Year Ended December 31, 2004

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (as amended, the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (as amended, the "Exchange Act"). All statements other than statements of historical facts contained in this report, including statements regarding our future financial position and results of operations, business strategy and plans and objectives of management for future operations and statements containing the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions, as they relate to us, are forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions, which may cause our actual results, performance or achievements to differ materially from those anticipated or implied by the forward-looking statements. Such risks, uncertainties and assumptions include, but are not limited to the following:

- general market conditions;
- increases in inflation;
- our dependence on patient referral sources and potential adverse changes in patient referral practices of those referral sources;
- adverse changes in the Medicare cap limits and increases in our Medicare cap accrual;
- adverse changes in reimbursement levels under Medicare and Medicaid programs;
- effect of rising prices on labor, pharmacy, durable medical equipment and medical supplies;
- impact of expensing stock options;
- decline in patient census growth;
- challenges inherent in and potential changes in our growth and expansion strategy;
- our ability to attract and retain healthcare professionals and other key employees;
- changes in state or federal income, franchise or similar tax laws and regulations;
- adverse changes in the state and federal licensure and certification laws and regulations;
- adverse results of regulatory surveys;
- delays in or loss of licensure and/or certification;
- government and private party legal proceedings and investigations;
- adverse changes in the competitive environment in which we operate;
- our ability to implement a new integrated billing and clinical management and electronic medical records system; and
- our ability to obtain additional capital to finance growth and fund working capital.

In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Annual Report on Form 10-K may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. Many of these factors are beyond our ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements, which reflect management's views only as of the date hereof. We undertake no obligation to revise or update any of the forward-looking statements or publicly announce any updates or revisions to any of the forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions, circumstances or assumptions underlying such statements.

PART I

Item 1. *Business*

Overview and Business Strategy

Overview

Hospice services are designed to provide a wide range of care and services to terminally ill patients and their families. We are one of the largest providers of hospice care in the United States in terms of both patient census and number of Medicare-certified hospice programs. Odyssey started in 1996 with a single hospice program; at year-end 2004 we provided care from 74 Medicare-certified hospice programs in 30 states, and we are continuing to expand geographically. We increased our daily patient census 12.5% from the average daily census in December 2003, ending the year caring for an average of 7,643 patients and their families during the month of December 2004. Hospice has been a covered benefit under Medicare since 1983, and 92.5% of our net revenue comes from Medicare. See Note 16 — "Segment Reporting" to our consolidated financial statements for financial information related to our business segments.

The first hospice in the United States opened in 1974. In 1982, Congress enacted legislation to create the Medicare hospice benefit, and hospice care became a covered Medicare benefit in 1983, separate and distinct from home healthcare and nursing home care. Medicare's hospice benefit covers a broad range of palliative (or comfort) services, including counseling and psychosocial services for patients and their families.

A patient is appropriate for hospice care if two physicians determine that in their best medical judgment the patient's life expectancy is six months or less and the patient agrees to forego curative treatment for the patient's terminal diagnosis. Medicare beneficiaries who are hospice appropriate and elect to receive hospice care have virtually all caregiving, medical equipment, supplies and drugs related to the terminal illness covered by Medicare.

A central concept of hospice care involves the creation of an interdisciplinary team that provides comprehensive management of the healthcare services and products needed by hospice patients and their families. An interdisciplinary team is typically comprised of:

- a physician;
- a patient care manager;
- one or more registered nurses;
- one or more certified home health aides;
- a medical social worker;
- a chaplain;
- a homemaker; and
- one or more specially trained volunteers.

We assign each of our hospice patients to an interdisciplinary team, which assesses the clinical, psychosocial and spiritual needs of the patient and his or her family, develops a plan of care and delivers, monitors and coordinates that plan with the goal of providing appropriate care for the patient and his or her family. This interdisciplinary team approach offers significant benefits to hospice patients, their families and payors, including:

- the provision of coordinated care and treatment;
- clear accountability for clinical outcomes and cost of services; and
- the potential reduction of stress and dysfunction of patients and their families.

In contrast, the treatment of terminally ill patients outside the hospice setting often results in the patient receiving medical services from physicians, hospitals, home health agencies, skilled nursing facilities, home infusion therapy companies and/or pharmacies, with little or no effective coordination among the providers. This lack of coordination often results in a lack of clear accountability for clinical outcomes and the cost of services provided. The provision of services in this uncoordinated fashion may cause additional stress and dysfunction to patients and their families and result in higher costs. In addition, these patients and their families may not receive the psychosocial and bereavement counseling services provided as part of the Medicare hospice benefit.

For a complete description of our hospice services, see "— Our Hospice Services and Centralized Support Center."

Business Strategy

Our stated mission is "To Serve All People During the End of Life's Journey." For us, that means providing quality, responsive care to all patients in our service areas who are appropriate for hospice, regardless of diagnosis or the treatment regimens necessary. It also means continuing to increase the number of patients and families we serve in our existing service areas and expanding into other geographical areas. The key components of our strategy include:

Provide quality, responsive care: Our first priority is our patients and their families. Each patient is assigned an interdisciplinary team of caregivers that includes a physician, nurse, home health aide, social worker, chaplain, volunteer and other disciplines as needed. Our staffing ratios are in accordance with the guidelines set by the National Hospice and Palliative Care Organization, the professional organization for the hospice community. Our nurses and home health aides, for example, have an average patient caseload of approximately ten patients. Each of our 74 Medicare-certified hospice programs has a clinician responsible for compliance with the various regulations that govern us and for regular training of our caregivers. To monitor our quality, we survey the families of our patients, and in 2004 we implemented an improved survey process to help us better manage the quality of our services.

Grow organically and through acquisitions: Our overall average daily patient census for the fiscal year increased 26.3% in 2004 from 6,019 in 2003 to 7,604 in 2004. Listed below are the sizes of our Medicare certified hospice programs for the quarter ended December 31, 2004. In general our program level margin increases as a program's average daily patient census increases. Our objective is to continue to expand the number of programs we operate and increase the number of patients that each of our hospice programs serves, thus improving our site-level margins and leveraging our corporate overhead. Our overall margins were negatively impacted by the investments we made in the nine Medicare-certified hospice programs which we opened or acquired in the past twelve months.

Daily Patient Census	Number of Medicare-Certified Hospice Programs at this Patient Census
0-50	19
51-100	17
101-200	31
200+	7

Organic Growth: 5% of our average daily patient census growth was organic, that is, growth of our existing programs, growth in acquired programs since the date of acquisition and starting up hospice programs in new geographic areas. Each of our hospice programs has a team of community education representatives ("CERs") who work with referral sources in the healthcare community — primarily physicians, nursing homes, assisted living facilities and hospitals — to educate them about hospice care in general and our services in particular. At December 31, 2004, we had 226 CERs, who were supported by a centralized training and education department in our Support Center, the name for our corporate offices. Same store growth, that is, ADC growth of programs that have been Medicare certified for

12 months, was 7% in 2004. Since 1996, we have entered 24 communities through our start-up initiatives, including six in 2004.

Growth through selectively acquiring other hospices: A dedicated acquisitions team identifies, evaluates and acquires hospices which complement our existing geographic footprint. In 2003, approximately 2,450 hospices were in the United States, 56% of which were not-for-profit and 36% for profit. In 2004, we acquired three hospice programs with a total average daily patient census of approximately 500 at the time of the acquisition.

Aggressively manage our costs: Our size allows us to take advantage of significant economies of scale and operational efficiencies. Administrative services such as human resources, salary administration and payroll, employee benefits, training, reimbursement, finance, accounting, legal, information systems and pharmacy management are handled for all our hospice programs through our Support Center in Dallas, Texas. Whenever possible, we have nationwide or regional contracts which allow us to benefit from purchasing volumes. We also have centralized acquisitions and start-up teams to focus on our acquisition and start-up initiatives.

Principal Office and State of Incorporation

Our corporate offices are located at 717 N. Harwood, Suite 1500, Dallas, Texas 75201. Our telephone number is (214) 922-9711, and our website is www.odsyhealth.com. We were incorporated in Delaware in August 1995 and began operations in January 1996.

Hospice Services and Payment

The Medicare hospice benefit covers the following services for palliative care, and we provide each of these services directly or by contracted arrangement:

- Nursing care
- Medical social services
- Physician services
- Patient counseling (dietary, spiritual and other)
- General inpatient care
- Medical supplies and equipment
- Drugs for pain control and symptom management
- Home health aide services
- Homemaker services
- Therapy (physical, occupational and speech)
- Respite inpatient care (a limited period of relief for the primary caregivers by placing the patient in an inpatient setting or nursing home)
- Family bereavement counseling

Medicare is the largest payor for hospice services. For patients not eligible for Medicare, many private insurance companies and most states with a Medicaid hospice benefit offer substantially similar services for patients and families and substantially similar payment schedules to hospice providers.

The Medicare hospice benefit has always covered prescription drugs for palliative purposes. Even though recent legislation added coverage for prescription drugs to Medicare, hospices are still required to cover drugs for palliative care. Thus, beneficiaries in hospice care will continue to be covered for symptom management of their terminal illness through the hospice benefit. Drugs for conditions unrelated to the terminal illness may be covered through the optional Medicare drug benefit.

While the hospice benefit is designed for patients with six months or less to live, a patient's hospice services can continue for more than six months as long as the patient remains eligible. Initially, both the hospice medical director and the patient's attending physician must certify that in their best medical judgment the patient's life expectancy is six months or less. The initial certification is followed by recertifications 90 and 180 days later. At each time interval, one doctor must re-certify the patient's life expectancy is six months or less on a look-forward basis, that is, not counting the days that have elapsed since the initial certification. Subsequently, a beneficiary may qualify for an unlimited number of 60-day benefit periods.

While under hospice care, the patient can continue to access the Medicare system for medical conditions unrelated to the patient's terminal diagnosis. At any time, a Medicare beneficiary may discontinue hospice care and revert to full Medicare coverage.

Medicare primarily makes per diem payments to hospices for each day a beneficiary is enrolled for care. The per diem payment structure is based on four levels of care (see below); the majority of care provided is routine home care. Medicare per diem payments are constant, regardless of patient diagnosis or services provided and only vary by geographic location.

Level of Care	Description of Care	Our Current Reimbursement Range (dependent on location)
Routine Home Care	Hospice services provided in the patient's home or other residence. Accounted for 98.1% of our total days of care in 2004.	$107.67-$168.82
Continuous Home Care	Continuous care provided in the patient's home or other residence during period of crisis to manage acute pain or other medical symptoms for a minimum of eight hours per day, with nursing care accounting for at least half of the care provided. Paid on hourly basis. Accounted for 0.2% of our total days of care in 2004.	$628.37-$985.31
General Inpatient Care	Care provided in a hospital or other inpatient facility to manage acute pain and other medical symptoms that cannot be managed effectively in a home setting. Accounted for 1.5% of our total days of care in 2004.	$483.29-$736.73
Respite Inpatient Care	Care provided for up to five days in a hospital or other inpatient facility to relieve the patient's family or other caregivers. Accounted for 0.2% of our total days of care in 2004.	$114.51-$164.35

Medicare payment schedules are updated annually based on the hospital market basket index, and payments are wage indexed to reflect healthcare labor costs across the country. The table below lists Medicare hospice base rate increases for the past five years, including the April 1, 2001 increase as a result of the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000. These rate increases do not include the effect of wage indexing.

Effective Date of Rate Increase	Percentage Increase
October 1, 2000	2.9%
April 1, 2001	5.0%
October 1, 2001	3.2%
October 1, 2002	3.4%
October 1, 2003	3.4%
October 1, 2004	3.3%

Hospice Utilization and Market Opportunity

We believe that the following trends in hospice utilization and the aging population are positive indicators for the hospice industry:

Acceleration in Hospice Use: The number of Medicare beneficiaries electing hospice care has increased from 340,000 in 1994 to 885,000 in 2002, to an estimated 950,000 in 2003, according to the National Hospice and Palliative Care Organization. According to the Centers for Medicare and Medicaid Service ("CMS"), spending for hospice care has grown from less than $2 billion in 1995 to $5.9 billion in 2003. Hospice use has also increased considerably among Medicare patients in nursing facilities and those with non-cancer diagnoses. From 1992 to 2000, use of hospice by beneficiaries in nursing facilities grew from 11% to 36% and the percentage of new hospice patients with non-cancer diagnoses rose from 24% to 49%. According to the Medicare Payment Advisory Commission ("MedPAC") 2002 report to Congress, 60% of Medicare beneficiaries who die of cancer use hospice care and growth has been substantial among patients with non-cancer diagnoses and among patients in nursing homes. Approximately 40.6% of our patients resided in nursing homes and other long-term care facilities in 2004 and approximately 33% of our 2004 admissions were diagnosed with cancer.

Length of Stay: Between 2001 and 2002 the average length of stay for a Medicare beneficiary in hospice care increased from 50 days to 55 days. From 1998 to 2002, more than 25 percent of Medicare patients dying in hospice stayed less than a week; however, according to the MedPAC report, stays are getting longer. The June 2004 MedPAC report to Congress states that these figures suggest a consistent subset of the hospice population has short lengths of stay, while longer lengths of stay for the remaining beneficiaries drove up the average. Our average length of stay in 2004 was 80 days.

Aging Population in the United States: Approximately 85% of our patients are age 65 and over. According to the 2000 census conducted by the United States Census Bureau, an estimated 35.0 million persons, or approximately 12.4% of the total United States population, were age 65 or over. The United States Census Bureau projects that the population of persons age 65 and over will rise to an estimated 53.7 million, or approximately 16.5% of the total United States population, by the year 2020.

Our Hospice Services and Centralized Support Center

Our 74 Medicare-certified hospice programs are comprised of teams of caregivers, clinicians responsible for assuring Medicare compliance, admissions coordinators, CERs and a small administrative staff. Administrative functions such as human resources, salary administration and payroll, employee benefits, training, reimbursement, finance, accounting, legal and information systems are handled for all our hospice programs at our centralized Support Center.

Caregivers: We provide a full range of hospice services (see "— Hospice Services and Payment" for list of services and levels of care). At the time of admission to our hospice program, each patient is assigned to an interdisciplinary team of caregivers including a physician, nurse, home health aide, social worker and chaplain. In addition, we have trained volunteers, managed by a volunteer coordinator, who provide non-medical support services such as running errands or providing companionship to the patient. Our care is designed to provide pain and symptom relief for the patient, but it extends beyond the patient's physical needs: nurses counsel families and loved ones on caring for patients and expectations as the terminal condition progresses; social workers and spiritual care coordinators assist the patient and the family as appropriate; therapists, dieticians and other disciplines are assigned as needed and bereavement coordinators provide various support services to families and loved ones for at least 13 months after the patient's death.

Our medical directors are physicians who are on contract with us to provide certain clinical and administrative services, including oversight of patient care and weekly participation in interdisciplinary team meetings to review their patients.

At the time of a patient's admission, the nurse responsible for the patient develops a plan of care, which delineates the services, supplies and medications the patient will receive. The plan of care varies by patient and family situation and changes as the patient's condition evolves. However, a typical plan of care would include several visits by a nurse and home health aide weekly and the services of social workers, chaplains and volunteers as appropriate for the particular patient and family situation. In the days immediately after a patient's admission and in the time shortly before the patient's death, the needs of the patient and family tend to be more intensive. Our services are available 24 hours a day, seven days a week.

Community Education Representatives: Unlike many other hospices in the country, each of our hospice programs has approximately two to six CERs who educate the healthcare community about hospice in general and our company specifically. CERs work primarily with our referral sources, which include physicians, hospital discharge planners, long-term care facilities, assisted living facilities and managed care and insurance companies. CERs utilize educational materials, most of which are available in seven different languages, prepared by our centralized training and education staff.

Increasing Our Patient Census: The average daily patient census, which is one of the most important indicators of our financial results, is a function of our admissions and changes in our patients' average length of stay. These factors are not only influenced by the quality of care we provide and the work of our CERs with referral sources, but also by the aging population in this country and the increasing acceptance and understanding of hospice. In 2004, our average daily patient census was 7,604, an increase of 26.3% over 2003; admissions were 31,231, an increase of 16.7% over 2003; and our average length of stay was 80 days, an 8.1% increase over 2003. While we seek to increase admissions, we do not attempt to manage our caseload for specific objectives related to lengths of stay.

Where We Provide Our Care: In 2004, 59.4% of our patients resided in their own homes; 40.6% resided in nursing homes and other long-term care facilities, including assisted living facilities, which Medicare considers the patient's residence. We have contractual arrangements with these long-term care facilities to provide hospice care to our patients who reside in those facilities.

Each of our hospice programs also has contracts with inpatient facilities, including hospitals or skilled nursing facilities, to provide general inpatient care and respite inpatient care. In addition, in five communities we operate our own inpatient hospice facilities, which in total have 73 beds. In 2005 we plan to expand the number of inpatient facilities we operate where we believe the healthcare community is receptive to their use.

Medicare-Covered Care: The Medicare hospice benefit, which is similar to the benefits provided under Medicaid and most commercial insurance, is designed to provide palliative care, that is, pain and symptom relief, rather than curative care. In addition to hospice services provided by our caregivers, we provide medical supplies (such as bandages and catheters), durable medical equipment (such as hospital beds and wheelchairs), and drugs for pain and symptom relief related to the terminal diagnosis. We have a nationwide contract with a supplier of medical supplies and local or regional contracts for medical equipment and drugs. In the second quarter of 2004, we implemented a nationwide drug formulary that is symptom and, in some cases, disease specific. Other drugs are also available when those specified in the formulary are inadequate for pain and symptom relief related to the terminal diagnosis. As a result of the nationwide formulary and an electronic adjudication system that we began implementing in our hospice programs in 2004, we reduced our pharmacy costs per patient per day from $9.59 in the first quarter of 2004 to $7.78 in the fourth quarter of 2004.

Diagnoses: The following table lists the terminal diagnosis by disease for our admissions in 2002 through 2004. While some patients may have multiple medical conditions, the referring physician designates a primary disease as the terminal diagnosis.

Primary Diagnosis	Percentage of Patients Admitted by Primary Diagnosis		
	2002	2003	2004
Cancer	37%	35%	33%
End-stage heart disease	19	20	21
Dementia	18	19	17
Debility	8	10	12
Lung disease	7	8	8
End-stage kidney disease	3	3	3
End-stage liver disease	2	2	2
Other	6	3	4
Totals	100%	100%	100%

Hospice Programs, Inpatient Facilities and Support Center

Hospice Programs and Inpatient Facilities: Below is a listing of our hospice programs that were Medicare-certified as of December 31, 2004.

Alabama
Birmingham
Mobile
Montgomery
Arizona
Phoenix (two inpatient facilities)(1)
Tucson (one inpatient facility)(1)
Arkansas
Little Rock
California
Bakersfield
Los Angeles (West Covina)
Orange County (Garden Grove)
Palm Springs (Rancho Mirage)
San Bernardino
San Diego
San Jose (Campbell)
Colorado
Colorado Springs
Denver
Delaware
Wilmington

Georgia
Athens
Atlanta (one inpatient facility)(1)
Savannah
Valdosta
Illinois
Chicago (Arlington Heights)
Chicago — South (Chicago)
Indiana
Indianapolis
Kansas
Wichita
Louisiana
Baton Rouge
Lake Charles
New Orleans (Metairie)
Shreveport
Michigan
Detroit (Southfield)
Mississippi
Gulf Coast (Gulfport)
Jackson

Missouri
Kansas City
St. Louis
Nebraska
Omaha
Nevada
Las Vegas (one inpatient facility)(1)
New Jersey
New Jersey (Piscataway)
New Mexico
Albuquerque
Santa Fe
North Dakota
Fargo(2)
Ohio
Cincinnati (Blue Ash)
Cleveland (Mayfield Heights)
Columbus (Reynoldsburg)
Toledo (Maumee)
Oklahoma
Oklahoma City
Tulsa
Oregon
Portland
Pennsylvania
Allentown
Philadelphia (Warminster)
Pittsburgh

Rhode Island
Providence (Warwick)
South Carolina
Charleston (North Charleston)
Tennessee
Memphis
Nashville

Texas
Amarillo (one inpatient facility)(1)
Austin
Baytown
Beaumont
Big Spring
Brownsville
Conroe
Dallas
El Paso
Fort Worth
Houston
Odessa
San Antonio
Temple
Waxahachie

Utah
Salt Lake City (3) (Centerville)
St. George
Virginia
Arlington (Vienna)
Norfolk (Virginia Beach)
Richmond
Wisconsin
Milwaukee (West Allis)

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(1) Each of our inpatient facilities has 11 beds, except for our facility in Las Vegas, Nevada, which has 22 beds and our facility in Amarillo, Texas, which has 7 beds.

(2) We will cease operations in our Fargo, North Dakota in early 2005.

(3) Salt Lake City, Utah has an alternate delivery site located in Ogden, Utah.

Support Center: Our corporate office in Dallas, Texas, which we call the Support Center, provides centralized services and resources for each of our hospice programs including financial accounting systems such as reimbursement, accounts payable and payroll; information and telecommunications systems; clinical support services; human resources; regulatory compliance and quality assurance; communications; training; and legal support.

We utilize a variety of software programs to manage our operations. Various electronic management reports assist in labor utilization and productivity and show operating trends of our various hospice programs. To manage drug costs, in 2004 we implemented a new electronic data collection and claims adjudication system to assist us in tracking drug utilization in our hospice programs. We utilize our intranet system to assist in standardizing our operational procedures and for certain training. We utilize a tracking system to manage contact and relationship data associated with our CERs and their referral networks. We regularly evaluate relevant technology that could enhance business processes and efficiency, and expect to acquire and begin implementation of a new integrated billing, clinical management and electronic medical records system in 2005.

Government Regulation and Payment Structure

The healthcare industry and our hospice programs are subject to extensive federal and state regulation. Our hospice programs are licensed as required under the laws of the states where we provide service as either hospices or home health agencies, or both. In addition, our hospice programs must meet conditions of participation to be eligible to receive payments under the Medicare and Medicaid programs. Like many healthcare organizations, we undergo periodic surveys by governmental authorities to assure compliance with state licensing and the Medicare conditions of participation.

What are Medicare and Medicaid? Medicare is a federally funded and administered health insurance program, primarily for individuals entitled to Social Security benefits who are 65 years of age or older or who are disabled. Medicaid is a health insurance program jointly funded by state and federal governments to provide medical assistance to qualifying low-income persons. Twenty-eight of the 30 states in which we currently operate offer Medicaid hospice services. We have not been adversely affected by the absence of a Medicaid benefit in the two states in which we currently provide service that do not have a Medicaid hospice benefit. We cannot assure that the various states will not change or eliminate their Medicaid hospice benefits nor can we assure that Congress will not change the Medicare hospice benefit.

Medicare Conditions of Participation. The Medicare program requires each of our hospice programs to satisfy prescribed conditions of participation to be eligible to receive payments from Medicare. These conditions of participation describe requirements associated with the management and operations of the hospice program. Compliance with the conditions of participation is monitored by state survey agencies designated by the Medicare program. In some cases, failure to comply with the conditions may result in payment denials, the imposition of fines or penalties or the implementation of a corrective action plan. In extreme cases or cases where there is a history of repeat violations, a state survey agency may recommend a suspension of new admissions to the program or termination of the program in its entirety.

The Medicare conditions of participation for hospice programs include the following:

- *Governing Body.* Each hospice must have a governing body that assumes full responsibility for the policies and the overall operation of the hospice and for ensuring that all services are provided in a manner consistent with accepted standards of practice. The governing body must designate one individual who is responsible for the day-to-day administrative operations of the hospice.

- *Direct Provision of Core Services.* Medicare limits those services for which the hospice may use individual independent contractors or contract agencies to provide care to patients. Specifically, substantially all nursing, social work and counseling services must be provided directly by hospice employees meeting specific educational and professional standards. During periods of peak patient loads or under extraordinary circumstances, the hospice may be permitted to use contract workers, but the hospice must agree in writing to maintain professional, financial and administrative responsibility for the services provided by those individuals or entities.

- *Medical Director.* Each hospice must have a medical director who is a physician and who assumes responsibility for overseeing the medical component of the hospice's patient care program.

- *Professional Management of Non-Core Services.* A hospice may arrange to have non-core services such as therapy services, home health aide services, medical supplies or drugs provided by a non-employee or outside entity. If the hospice elects to use an independent contractor to provide non-core services, however, the hospice must retain professional management responsibility for the arranged services and ensure that the services are furnished in a safe and effective manner by qualified personnel, and in accordance with the patient's plan of care.

- *Plan of Care.* The patient's attending physician, the medical director or designated hospice physician, and the interdisciplinary team must establish an individualized written plan of care prior to providing care to any hospice patient. The plan must assess the patient's needs and identify services to be provided to meet those needs and must be reviewed and updated at specified intervals.

- *Continuation of Care.* A hospice may not discontinue or reduce care provided to a Medicare beneficiary if the individual becomes unable to pay for that care.

- *Informed Consent.* The hospice must obtain the informed consent of the hospice patient, or the patient's representative, that specifies the type of care services that may be provided as hospice care.

- *Training.* A hospice must provide ongoing training for its employees.

- *Quality Assurance.* A hospice must conduct ongoing and comprehensive self-assessments of the quality and appropriateness of care it provides and that its contractors provide under arrangements to hospice patients.

- *Interdisciplinary Team.* A hospice must designate an interdisciplinary team to provide or supervise hospice care services. The interdisciplinary team develops and updates plans of care, and establishes policies governing the day-to-day provision of hospice services. The team must include at least a physician, registered nurse, social worker and spiritual or other counselor. A registered nurse must be designated to coordinate the plan of care.

- *Volunteers.* Hospice programs are required to recruit and train volunteers to provide patient care services or administrative services. Volunteer services must be provided in an amount equal to at least five percent of the total patient care hours provided by all paid hospice employees and contract staff.
- *Licensure.* Each hospice and all hospice personnel must be licensed, certified or registered in accordance with applicable federal, state and local laws and regulations.
- *Central Clinical Records.* Hospice programs must maintain clinical records for each hospice patient that are organized in such a way that they may be easily retrieved. The clinical records must be complete and accurate and protected against loss, destruction and unauthorized use.

In addition to the conditions of participation governing hospice services generally, Medicare regulations also establish conditions of participation related to the provision of various services and supplies that many hospice patients receive from us. These services include therapy services (such as physical therapy, occupational therapy and speech-language pathology), home health aide and homemaker services, pharmaceuticals, medical supplies, short-term inpatient care and respite inpatient care, among other services.

Surveys. Like many healthcare organizations, our hospice programs undergo surveys by federal and state governmental authorities to assure compliance with both state licensing laws and regulations and the Medicare conditions of participation. As is common in the healthcare community, from time to time, we receive survey reports containing statements of deficiencies for alleged failure to comply with the various regulatory requirements. We review these reports, prepare responses and take appropriate corrective action, if required. The reviewing agency is generally authorized to take various adverse actions against a hospice program found to be in non-compliance, including the imposition of fines or suspension or revocation of a hospice program's license. If this adverse action were taken against any of our hospice programs, this action could materially adversely affect that hospice program's ability to continue to operate and to participate in the Medicare and Medicaid programs. This could materially adversely affect our net patient service revenue and profitability. None of our hospice programs has been suspended at any time from participation in the Medicare or Medicaid programs or had its state licensure suspended or revoked. In 2004 we had 73 surveys, including 9 surveys for initial certification. We believe that each of our hospice programs is in material compliance with applicable licensing and certification requirements.

Certificate of Need Laws and Other Restrictions. Some states have certificate of need ("CON") laws that require state approval prior to opening new healthcare facilities or expanding services at existing healthcare facilities. Approval under CON laws is generally conditioned on the showing of a demonstrable need for services in the community, and approximately fourteen states have CON laws that apply to hospice services. However, some states with CON requirements permit the transfer of a CON from an existing provider to a new provider. We entered Nashville, Tennessee, in 1998, Memphis, Tennessee, in 2003, and Little Rock, Arkansas, in 2001, by acquiring existing hospices that had met the CON requirement. In the future, we may seek to develop or acquire hospice programs in other states that may have CON laws. While several states have abolished CON laws and other states do not apply them to hospice services, these laws could adversely affect our ability to expand services at our existing hospice programs or to make acquisitions or develop hospices in new or existing geographic markets.

In addition, Florida and New York, have additional laws that restrict the development and expansion of hospice programs. Florida does not permit the operation of a hospice program by a for-profit corporation, unless the for-profit hospice was incorporated on or before July 1, 1978. Under Florida law an exempt hospice may transfer its operations and license to another for-profit entity. Under New York law, a hospice cannot be owned by a corporation that has another corporation as a stockholder.

While these additional state restrictions affect our ability to expand into these states and other jurisdictions with similar restrictions, we have taken steps to enter Florida. In 2004, Florida approved our CON application to provide services in Flagler and Volusia counties (Daytona Beach). We are currently licensed by the state and are providing service; however, we are awaiting Medicare certification. We were also awarded a CON for Dade and Monroe counties (Miami), however, the approval of our CON application by the state is being challenged by an incumbent hospice provider, which will necessitate an administrative trial.

We have established a not-for-profit subsidiary, Hospice of the Palm Coast, Inc. ("HPC"), to comply with the Florida organizational restriction. The financial results of HPC are included in our consolidated financial statements. However, HPC profits after management fees and certain intercompany loan repayments will be subject to certain legal restrictions on the ability of Florida not-for-profit corporations to pay dividends.

Limits on the Acquisition or Conversion of Non-Profit Health Care Corporations. An increasing number of states require government review, public hearings and/or government approval of transactions in which a for-profit entity proposes to purchase or otherwise assume the operations of a non-profit healthcare facility or insurer. Heightened scrutiny of these transactions may significantly increase the costs associated with future acquisitions of non-profit hospice programs in some states, otherwise increase the difficulty in completing those acquisitions or prevent them entirely. We cannot assure you that we will not encounter regulatory or governmental obstacles in connection with our acquisition of non-profit hospice programs in the future.

Professional Licensure and Participation Agreements. Many of our employees are subject to federal and state laws and regulations governing the ethics and practice of their chosen profession, including physicians, physical, speech and occupational therapists, social workers, home health aides, pharmacists and nurses. In addition, those professionals who are eligible to participate in the Medicare, Medicaid or other federal health care programs as individuals must not have been excluded from participation in those programs at any time.

Overview of Government Payments

Substantially all of our net patient service revenue is attributable to payments received from the Medicare and Medicaid programs. 96.9% and 96.6% of our net patient service revenue for the years ended December 31, 2003 and 2004, respectively, were attributable to Medicare and Medicaid payments. Payment from Medicare and Medicaid is affected by budgetary pressures and is subject to changes in legislation and regulation. Our revenues and profitability, similar to many other healthcare providers, are subject to the effect of legislative or regulatory payment changes and to possible reductions in coverage or payment rates by private third-party payors.

As with most government programs, Medicare and Medicaid are subject to statutory and regulatory changes, possible retroactive and prospective rate adjustments, administrative rulings, and freezes and funding reductions, all of which may adversely affect payments to us. Reductions or changes in Medicare or Medicaid funding could significantly affect our results of operations. We cannot predict at this time whether any additional healthcare reform initiatives will be implemented or whether other changes in the administration of governmental healthcare programs or interpretations of governmental policies or other changes affecting the healthcare system will occur.

Medicare. Medicare pays us based on a prospective payment system under which we receive one of four predetermined daily or hourly rates based on the level of care (See "— Hospice Services and Payment"). These rates are currently subject to annual adjustments for inflation and are also adjusted annually based on geographic location.

The Medicare program has entered into contracts with managed care companies to provide a managed care benefit to electing Medicare beneficiaries. These managed care programs are often referred to as Medicare HMO programs or Medicare advantage programs. Our payments for services provided to Medicare beneficiaries enrolled in Medicare HMO programs are processed in the same way and at the same rates as those of traditional Medicare fee-for-service beneficiaries.

Direct patient care physician services delivered by physicians contracted with us are billed separately by us to the Medicare fiscal intermediary and paid at the lesser of the actual charge or 100% of the Medicare allowable charge for these services. This payment is in addition to the daily rates we receive for hospice care. Payment for our contractual physicians' administrative and general supervisory activities are included in the daily payment rates discussed above. Payments for a patient's attending physician's professional services, other than services furnished by physicians contracted with us, are not paid to us, but rather are paid directly to the attending physician by the Medicare carrier based on the Medicare physician fee schedule. Physician services represented 0.5% and 0.6% of our net patient service revenue for 2003 and 2004, respectively.

The Medicare Cap. Various provisions were included in the legislation creating the Medicare hospice benefit to manage the cost to the Medicare program for hospice, including the patient's waiver of curative care requirement, the six-month terminal prognosis requirement and the Medicare payment caps. The Medicare hospice benefit includes two fixed annual caps on payment, both of which are assessed on a program-by-program basis. One cap is an absolute dollar amount; the other limits the number of days of inpatient care. We had 74 Medicare-certified hospice programs at December 31, 2004. The caps are calculated from November 1 through October 31 of the following year.

Dollar Amount Cap. The Medicare revenue paid to a hospice program from November 1 to October 31 of the following year may not exceed the annual cap amount which is calculated by using the following formula:

Number of admissions to the program by patients who are electing to receive their Medicare hospice benefit for the first time multiplied by a factor which for the November 1, 2003 through October 31, 2004 Medicare cap year is $19,636.

The multiplier factor is reduced proportionally for patients who transferred in or out of our hospice services. If Medicare follows its schedule of prior years, the multiplier factor for the November 1, 2004 to October 31, 2005 Medicare cap year will be provided during the summer of 2005. The following table shows the multiplier factor for the past three years. The multiplier factor is not adjusted for geographic differences in wage levels, although hospice per diem payment rates are wage indexed.

Medicare Cap Year Ending	Multiplier Factor or Cap Amount
2002	$17,391
2003	$18,661
2004	$19,636

We first exceeded this cap in 2003 and refunded approximately $0.5 million, or 0.2%, of our total net patient service revenue received during the November 1, 2002 to October 31, 2003, Medicare cap year. Since 2003 we have made accruals as appropriate each quarter based on revenues and admissions for each of our hospice programs. In 2004, we accrued $2.1 million, or 0.6%, of our total net patient service revenue. While we make quarterly accruals of amounts we believe are appropriate, the final cap calculation is based on admissions and revenue for the 12-month Medicare cap year so that a hospice program that exceeds the cap in one quarter could potentially have no cap exposure for the entire Medicare cap year. For the November 1, 2003 to October 31, 2004 Medicare cap year, we accrued approximately $1.8 million, or 0.1%, of our total net patient service revenue. The annual audit of our programs for cap by the fiscal intermediaries (essentially Medicare payment processing agents) generally occurs in the first half of the calendar year for the Medicare cap year that ended on the prior October 31st. See "Item 7. Management's Analysis of Financial Condition and Results of Operations — Medicare Regulation."

Inpatient Care Cap. A hospice program's inpatient care days, either general inpatient or respite care and regardless of setting, may not exceed 20% of its total patient care days in the Medicare cap year. None of our hospice programs has exceeded the inpatient care cap.

We cannot assure you that one or more of our hospice programs will not exceed the Medicare cap amounts in the future.

Fiscal Intermediary Reviews. Medicare contracts with four fiscal intermediaries to process hospice claims and periodically conduct focused medical reviews and other audits on hospice claims. During late 2003 and 2004, certain fiscal intermediaries increased their review of claims for hospice patients with non-cancer diagnoses and the use of inpatient facilities. During a regular review of one of our hospice programs, the fiscal intermediary requests a small number of patient charts to review for hospice appropriateness (that is, clinical documentation that supports the patient's terminal prognosis) and various required documents such as physician signatures and certifications. Our clinical and regulatory affairs department routinely performs mock reviews and surveys to help assure our compliance with Medicare and state laws and regulations. We routinely challenge claim denials which we believe are unjustified. While we believe that our review results to date are satisfactory, routine review and focused medical reviews of our hospice programs could result in material recoupments or denials of claims.

In addition to the denial of claims, reviews by fiscal intermediaries can impact our cash flow and days sales outstanding in two ways. First, in some cases we delay the bill processing of claims undergoing a review by the fiscal intermediary. Second, Medicare has a claims processing procedure known as sequential billing which prevents hospice programs from billing for a period of service for a patient before the prior billed period has been reimbursed. These delays can reduce our cash flow and increase our days sales outstanding.

Medicare Six-Month Eligibility Rule. In order for a Medicare beneficiary to qualify for the Medicare hospice benefit, two physicians must certify that in their best medical judgment the beneficiary has less than six months to live, assuming the disease runs it normal course. In addition, the Medicare beneficiary must affirmatively elect hospice care and waive any rights to other Medicare benefits related to the terminal diagnosis. Medicare and other payor sources recognize that terminal illnesses are not entirely predictable, and patients may continue to receive hospice service if the hospice medical director or the patient's attending physician recertify at time intervals prescribed by law that the patient's life expectancy, on a look-forward basis, continues to be less than six months. The recertifications are required 90 and 180 days after admission and every 60 days thereafter. No limits exist on the number of periods that a Medicare beneficiary may be recertified. A Medicare beneficiary may revoke his or her election at anytime and resume receiving regular Medicare benefits.

Medicaid. Medicaid is a state-administered program financed by state funds and matching federal funds to provide medical assistance to the indigent and certain other eligible persons. In 1986, hospice services became an optional state Medicaid benefit. For those states that elect to provide a hospice benefit, Medicaid is required to pay us rates that are at least equal to the hospice rates paid by Medicare. Currently, 45 states and the District of Columbia provide hospice coverage to their Medicaid beneficiaries.

Long-Term Care Facility Residents. For our patients who receive nursing home care under state Medicaid programs in states other than Arizona, Oklahoma, Pennsylvania and South Carolina, the applicable Medicaid program pays us an amount equal to no more than 95.0% of the Medicaid per diem nursing home rate for "room and board" services furnished to the patient by the nursing home in addition to the applicable Medicare or Medicaid hospice per diem payment. Then, pursuant to our standard agreements with nursing homes, we pay the nursing home for these "room and board" services at a rate equal to 100.0% of the full Medicaid per diem room and board. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Expenses."

Other Healthcare Regulations

Fraud and Abuse Laws. Provisions of the Social Security Act, commonly referred to as the fraud and abuse provisions, prohibit the filing of false or fraudulent claims with Medicare or Medicaid and the payment or receipt of any form of remuneration in return for the referral of Medicare or Medicaid patients or arranging for the referral of patients, or in return for the recommendation, arrangement, purchase, lease or order of items or services that are covered by Medicare or Medicaid programs. Violation of these provisions could constitute a felony criminal offense and applicable sanctions including imprisonment of up to five years, criminal fines of up to $25,000, civil money penalties of up to $50,000 per act plus three times the amount claimed or three times the remuneration offered and exclusion from the Medicare and Medicaid programs. Many states have adopted similar prohibitions against payments that are intended to induce referrals of Medicaid and other third-party payor patients.

The Office of Inspector General, Department of Health and Human Services ("OIG"), has published numerous "safe harbors" that exempt some practices from enforcement action under the federal fraud and abuse laws. These safe harbors exempt specified activities, including bona fide employment relationships, some contracts for the rental of space or equipment, and some personal service arrangements and management contracts. While the failure to satisfy all of the requirements of a particular safe harbor does not necessarily mean that the arrangement is unlawful, arrangements that do not satisfy a particular safe harbor may be subject to scrutiny by the OIG.

We are required under the Medicare conditions of participation and some state licensing laws to contract with numerous healthcare providers and practitioners, including physicians, hospitals and nursing homes, and to arrange for these individuals or entities to provide services to our patients. In addition, we have contracts with other suppliers, including pharmacies, ambulance services and medical equipment companies. Some of these individuals or entities may refer, or be in a position to refer, patients to us, and we may refer, or be in a position to refer, patients to these individuals or entities. These arrangements may not qualify for a safe harbor. We believe that our contracts and arrangements with providers, practitioners and suppliers are not in violation of applicable fraud and abuse laws.

From time to time, various federal and state agencies, such as the Department of Human Services, issue a variety of pronouncements, including fraud alerts, the Office of Inspector General's Annual Work Plan and other reports, identifying practices that may be subject to heightened scrutiny. For example, in March 1998, the OIG issued a special fraud alert titled "Fraud and Abuse in Nursing Home Arrangements with Hospices." This special fraud alert focused on payments received by nursing homes from hospices. The OIG also issued a voluntary Compliance Program Guidance for Hospices in September 1999. We believe that we are in material compliance with all applicable federal and state fraud and abuse laws. However, we cannot assure that these laws will not be interpreted in the future in such a way as to cause us to be in violation of these laws.

HIPAA Fraud and Abuse Provisions. Portions of the Health Insurance Portability and Accountability Act of 1996 ("HIPPA") impose civil monetary penalties in cases involving the fraud and abuse laws or contracting with excluded providers. In addition, HIPAA created new statutes making it a felony to engage in fraud, theft, embezzlement, or the making of false statements with respect to healthcare benefit programs, including private and government programs. In addition, federal enforcement agencies can exclude from the Medicare and Medicaid programs any investors, officers and managing employees associated with business entities that have committed healthcare fraud, even if the individual had no first-hand knowledge of the fraud.

Civil Monetary Penalties Statute. The federal civil monetary penalties statute prohibits any person or entity from knowingly submitting false or fraudulent claims, offering to or making payments to a beneficiary to induce the beneficiary to use a particular provider or supplier, or arranging or contracting with an individual or entity that the person or entity knows or should know is excluded from the Medicare or Medicaid programs for the provision of items or services that may be reimbursed, in whole or in part, by the Medicare or Medicaid programs. Violations can result in civil monetary penalties ranging from $10,000 to $50,000 per claim or act, plus damages of not more than three times the amount claimed for each such item or service.

False Claims Act. In addition to federal fraud and abuse laws, under separate statutes, the submission of claims for items and services that are "not provided as claimed" may lead to civil money penalties, criminal fines and imprisonment, and/or exclusion from participation in federally funded healthcare programs, including the Medicare and Medicaid programs. These false claims statutes include the Federal False Claims Act. Under the Federal False Claims Act, in addition to actions being initiated by the federal government, a private party may bring an action on behalf of the federal government. These private parties, are often referred to as qui tam relators, and are entitled to share in any amounts recovered by the government. Both direct enforcement activity by the government and qui tam actions have increased significantly in recent years and have increased the risk that a healthcare company, like us, will have to defend a false claims action, pay fines or be excluded from the Medicare and/or Medicaid programs as a result of an investigation arising out of this type of an action. Many states have enacted similar laws providing for the imposition of civil and criminal penalties for the filing of fraudulent claims. Because of the complexity of the government regulations applicable to our industry, we cannot assure that we will not be the subject of one or more actions under the False Claims Act or similar state law. See "Item 3. Legal Proceedings" for a discussion of the investigation of us by the Civil Division of the U.S. Department of Justice under the False Claims Act.

The Stark Law and State Physician Self-Referral Laws. Section 1877 of the Social Security Act, commonly known as the "Stark Law," prohibits physicians, subject to the exceptions described below, from referring Medicare or Medicaid patients to any entity providing "designated health services" in which the physician has an ownership or investment interest or with which the physician has entered into a compensation arrangement. Persons who violate the Stark Law are subject to civil monetary penalties and exclusion from the Medicare and Medicaid programs.

Hospice care is not specifically enumerated as a health service subject to this prohibition; however, some of the ten designated health services under the Stark Law, including physical therapy, pharmacy services and certain infusion therapies, are among the specific services furnished by our hospice programs. Regulations interpreting the Stark Law currently provide that compensation arrangements between referring physicians and a hospice will not violate the Stark Law. We cannot assure you, however, that future regulatory changes will not result in us becoming subject to the Stark Law's prohibition in the future.

Many states have also enacted physician self-referral laws, which generally prohibit financial relationships with referral sources that are not limited to services for which Medicare or Medicaid payment may be made. Similar penalties, including loss of license or eligibility to participate in government programs and civil and criminal fines, apply to violations of these state self-referral laws. These laws vary from state to state and have seldom been interpreted by the courts or regulatory agencies. We believe that our relationships with physicians do not violate these state self-referral laws. However, we cannot assure that these laws will not be interpreted in the future in such a way as to call into question our relationships with physicians.

Corporate Practice of Medicine and Fee-Splitting. Most states have laws that restrict or prohibit unlicensed persons or business entities, including corporations, from employing physicians and/or prohibit direct or indirect payments or fee-splitting arrangements between physicians and unlicensed persons or business entities. Possible sanctions for violations of these restrictions include loss of a physician's license, civil and criminal penalties and rescission of business arrangements. These laws vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies.

We contract with physicians to provide medical direction and patient care services. A state with these prohibitions could determine that the provision of patient care services by our contracted physicians violates the corporate practice of medicine and/or fee-splitting prohibitions. We structure our arrangements with healthcare providers to comply with the relevant state law. However, we cannot assure you that government officials charged with the responsibility for enforcing these laws will not assert that we, or transactions in which we are involved, are in violation of these laws. These laws may also be interpreted by the courts in a manner inconsistent with our interpretations. The determinations or interpretations by a state may require us to restructure our arrangements with physicians in the applicable state.

Regulation Governing the Privacy and Transmission of Healthcare Information

In addition to its antifraud provisions, HIPAA also requires improved efficiency in healthcare delivery by standardizing electronic data interchange and by protecting the confidentiality and security of individual health data. More specifically, HIPAA calls for:

- standardization of certain electronic patient health, administrative and financial data;
- privacy standards protecting the privacy of individually identifiable health information; and
- security standards protecting the confidentiality and integrity of electronically held individually identifiable health information.

In August 2000, final regulations establishing standards for electronic data transactions and code sets, as required under HIPAA, were released. These standards are designed to allow entities within the healthcare industry to exchange medical, billing and other information and to process transactions in a more timely and cost effective manner. Modifications to the electronic data transactions and code sets standards were issued on February 20, 2003, and further modifications were issued on March 10, 2003.

The HIPAA privacy standards are designed to protect the privacy of certain individually identifiable health information. The privacy standards have required us to make certain updates to our policies and procedures and conduct training for our employees surrounding these standards. We currently estimate that we will incur additional HIPAA compliance costs in 2005 and beyond, particularly with regard to the implementation of the final security rule requirements, which must be completed by April 21, 2005. Sanctions for failing to comply with the HIPAA privacy rules could include civil monetary penalties of $100 per incident, up to a maximum of $25,000 per person, per year, per standard. The final rule also provides for criminal penalties of up to $50,000 and one year in prison for knowingly and improperly obtaining or disclosing protected health information, up to $100,000 and five years in prison for obtaining protected health information under false pretenses, and up to $250,000 and ten years in prison for obtaining or disclosing protected health information with the intent to sell, transfer or use such information for commercial advantage, personal gain or malicious harm.

We continue to evaluate and update our processes and procedures to meet the requirements of the new standards; however, we cannot assure you that all of the parties with whom we do business will be in compliance with HIPAA. We do not believe our ongoing implementation to comply with HIPAA will have a material impact on our consolidated financial position, results of operations or cash flows.

Additional Federal and State Laws. The federal government and all states also regulate other aspects of the hospice industry. In particular, our operations are subject to federal and state laws covering professional services, the dispensing of drugs and other types of hospice activities. Some of our employees are subject to state laws and regulations governing the ethics and practice of medicine, respiratory therapy, pharmacy and nursing.

Our operations are subject to periodic survey by government entities to assure compliance with applicable state licensing and Medicare and Medicaid certification. From time to time in the ordinary course of business, we, like other healthcare companies, receive survey reports containing deficiencies for alleged failure to comply with applicable requirements. We review these reports and take appropriate corrective action. The failure to take corrective action or to obtain, renew or maintain any of the required regulatory approvals, certifications or licenses could materially adversely affect our business and could prevent our hospice programs involved from offering services to patients. In addition, laws and regulations often are adopted to regulate new products, services and industries. We cannot assure that either the states or the federal government will not impose additional regulations upon our activities that might adversely affect us.

As a large employer, we are subject to various federal and state laws regulating employment practices. We are specifically subject to audits by various federal and state agencies regarding our compliance with these laws. We believe that our employment practices are in material compliance with applicable federal and state laws. However, we cannot assure that government officials charged with the responsibility of enforcing these laws will not assert that we are in violation of these laws, or that these laws will be interpreted by the courts in a manner consistent with our interpretations.

A substantial number of hospice programs which could be potential acquisition targets for us are operated by not-for-profit entities. Some states require government review, and in some cases approval, of transactions in which a not-for-profit entity sells a healthcare facility or business. This increased scrutiny may increase the difficulty in completing or prevent the completion of acquisitions of not-for-profit hospice programs. We have acquired two not-for-profit hospice programs and did not encounter any substantial regulatory or governmental obstacles to our acquisition or integration of those hospice programs. We cannot, however, assure that we will not encounter regulatory or governmental obstacles in connection with our acquisition of not-for-profit hospices in the future.

We maintain an internal corporate compliance program and from time to time retain regulatory counsel for guidance on applicable laws and regulations. However, we cannot assure that our practices, if reviewed, would be found to be in compliance with applicable federal and state laws, as the laws ultimately may be interpreted.

Compliance and Continuous Quality Improvement Programs

Compliance Program: We have a comprehensive company-wide compliance program. Our compliance program provides for:

- the appointment of a compliance officer and committee;
- adoption of a corporate code of business conduct and ethics;
- employee education and training;
- implementation of an internal system for reporting concerns on a confidential, anonymous basis;
- ongoing internal auditing and monitoring programs; and
- a means for enforcing the compliance program policies.

As part of our ongoing internal auditing and monitoring programs, at least annually we conduct periodic internal regulatory audits and mock surveys at each of our Medicare-certified hospice programs. If a program does not achieve a satisfactory rating, we require it to prepare and implement a plan of correction. We then perform a follow-up audit and survey to verify that all deficiencies identified in the initial audit and survey have been corrected.

Continuous Quality Improvement: As required under the Medicare conditions of participation, we have a continuous quality improvement program in place. Our continuous quality improvement program involves:

- on-going education of staff and quarterly continuous quality improvement meetings at each of our hospice programs and at our Support Center;
- quarterly comprehensive audits of patient charts performed by each of our hospice programs; and
- at least once a year, a comprehensive audit of patient charts performed on each of our hospice programs by our clinical compliance staff.

If a hospice program fails to achieve a satisfactory rating on a patient chart audit, we require the program to prepare and implement a plan of correction. We then conduct a follow-up patient chart audit to verify that appropriate action has been taken to prevent future deficiencies.

We continually expand and refine our compliance and continuous quality improvement programs. Specific written policies, procedures, training and educational materials and programs, as well as auditing and monitoring activities, have been prepared and implemented to address the functional and operational aspects of our business. Our programs also address specific problem areas identified through regulatory interpretation and enforcement activities. Our policies, training, standardized documentation requirements, reviews and audits also specifically address our financial arrangements with our referral sources, including fraud and abuse laws and physician self-referral laws.

Competition

Hospice care in the United States is competitive. Because payments for hospice services are primarily paid on a per diem basis, we compete primarily on our ability to deliver quality, responsive services. The hospice care market is highly fragmented, and we compete with a large number of organizations, some of which have or may obtain significantly greater financial and marketing resources than us. According to the June 2004 Report to Congress by MedPAC, in 2003 there were 2,454 hospice programs, an increase of 5.6% over 2002. According to the MedPAC report, approximately 56% of existing hospice programs are not-for-profit programs, 36% are for-profit and the majority of the remaining programs are government-owned. Most hospice programs are small- and medium-sized programs.

We also compete with a number of national and regional hospice providers, including Vitas Healthcare Corporation and VistaCare, Inc., hospitals, long-term care facilities, home health agencies and other healthcare providers, including those with which we presently maintain contractual relationships, that offer hospice and/or palliative care services. Many of them offer home care to patients who are terminally ill, and some actively market palliative care and "hospice-like" programs. In addition, various healthcare companies, such as Beverly Enterprises, Inc., and Manor Care, Inc., have diversified into the hospice market. Relatively few barriers to entry exist, so other companies not currently providing hospice care may enter the hospice markets that we serve and expand the variety of services they offer.

Insurance

We maintain primary general (occurrence basis) and professional (claims made basis) liability coverage on a company-wide basis with limits of $1.0 million per occurrence and $3.0 million in the aggregate, both with a deductible of $50,000 per occurrence or claim. We also maintain workers' compensation coverage, except in Texas, at the statutory limits and an employer's liability policy with a $1.0 million limit per accident/employee, with a deductible of $500,000 per occurrence. In Texas, we do not subscribe to the state workers' compensation program. For Texas, we maintain a separate employer's excess indemnity coverage in the amount of $5.0 million per accident/employee and voluntary indemnity coverage in the amount of $5.0 million per accident/employee, with a $5.0 million aggregate limit. We also maintain a policy insuring hired and non-owned automobiles with a $2.0 million limit of liability and a $1.0 million deductible per occurrence. In addition, we maintain umbrella coverage with a limit of $20.0 million excess over the general, professional, hired and non-owned automobile and employer's liability policies.

We had retrospective workers compensation insurance policies for the 2003 and 2004 policy periods and as of December 31, 2004 have recorded a reserve for future losses associated with these periods. We have recorded approximately $261,000 in prepaid expenses and a $879,000 accrual for future losses associated with the 2005 policy year. While we believe that our insurance coverage is adequate for our current operations, we cannot assure that our coverage will cover all future claims or will be available in adequate amounts or at a reasonable cost.

Employees

As of February 16, 2005, we had 3,496 full-time employees and 617 part-time employees. Approximately 22.1% of our full-time employees and 44.1% of part-time employees are registered nurses. None of our employees are currently covered by collective bargaining agreements.

Available Information

We file reports with the Securities and Exchange Commission ("SEC"). We are a reporting company and file an Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K when necessary. The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. That website address is http://www.sec.gov.

We maintain a website with the address http://www.odsyhealth.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this Annual Report on Form 10-K. We make available free of charge through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, as soon as reasonably possible after we electronically file such material with, or furnish such material to, the SEC. These Annual Reports, Quarterly Reports and Current Reports may be found on our website under the "Investor Relations — SEC Filings" captions by clicking on the link titled "Click here to continue on to view SEC Filings." Information relating to our corporate governance, including our Corporate Code of Business Conduct and Ethics for our directors, officers and employees and information concerning our Board committees, including committee charters, is also available on our website at http://www.odsyhealth.com under the "Investor Relations — Corporate Governance" captions. We will provide any of the foregoing information free of charge upon written request to Investor Relations, Odyssey HealthCare, Inc., 717 N. Harwood, Suite 1500, Dallas, Texas 75201. Reports of our executive officers, directors and any other persons required to file securities ownership reports under Section 16(a) of the Exchange Act are also available through our website under the "Investor Relations — SEC Filings" captions by clicking on the link titled "Click here for Section 16 Filings."

Item 2. *Properties*

Our executive offices and Support Center are located at 717 N. Harwood, Suite 1500, Dallas, Texas 75201, where we currently lease approximately 70,000 square feet of space. We believe that these facilities are adequate for our current uses and that additional space is available to accommodate our anticipated growth. Our 74 Medicare-certified hospice programs, including our six inpatient units, and our four hospice programs under development are in leased facilities in 31 states with terms varying from one to ten years extending through 2013. We believe these facilities are in good operating condition and suitable for their intended purposes. Refer to "Item 1. Business — Hospice Programs, Inpatient Facilities and Support Center" for a complete listing of the locations of our hospice programs and inpatient facilities.

Item 3. *Legal Proceedings*

We, our current and former Chief Executive Officers and our current Chief Financial Officer are defendants in a lawsuit originally filed on April 21, 2004 in the United States District Court for the Northern District of Texas, Dallas Division, by plaintiff Francis Layher, Individually and On Behalf of All Others Similarly Situated, purportedly on behalf of all persons who purchased or otherwise acquired our publicly traded securities between May 5, 2003 and February 23, 2004. The complaint alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The plaintiff seeks an order determining that the action may proceed as a class action, awarding compensatory damages in favor of the plaintiff and the other class members in an unspecified amount, and reasonable costs and expenses incurred in the action, including counsel fees and expert fees. Six similar lawsuits were also filed in May and June of 2004 in the United States District Court for the Northern District of Texas, Dallas Division, by plaintiffs Kenneth L. Friedman, Trudy J. Nomm, Eva S. Caldarola, Michael Schaufuss, Duane Liffrig and G.A. Allsmiller on behalf of the same plaintiff class, making substantially similar allegations and seeking substantially similar damages. As of the date of this Form 10-K, the lawsuits have been transferred to a single judge and consolidated into a single action. Lead plaintiffs and lead counsel have been appointed. The consolidated complaint was filed on December 20, 2004, which, among other things, extended the putative class period to October 18, 2005. We have filed a motion to dismiss the lawsuit, which is currently pending. While we cannot predict the outcome of these matters, we believe that the plaintiffs' claims are without merit, we deny the allegations in the complaints, and we intend to vigorously defend the lawsuits. If any of these matters were successfully asserted against us, there could be a material adverse effect on us.

On July 9, 2004, in the District Court, Dallas County, Texas, John Connolly brought a shareholders' derivative action, for the benefit of us, as nominal defendant, against our current and former Chief Executive Officers and our current Chief Financial Officer, Chief Operating Officer, Senior Vice President of Human Resources and Senior Vice President of Clinical Affairs, and each of the current members of our board of directors and two former members of our board of directors. The complaint alleges breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment on the part of each of the named executive officers, current members of the board of directors and two former members of the board of directors. The complaint seeks unspecified amounts of compensatory damages, as well as interest and costs, including legal fees from the named executive officers, current members of the board of directors and two former members of the board of directors. No damages are sought from the Company. A similar derivative lawsuit was also filed on July 9, 2004, in the District Court, Dallas County, Texas, by Anne Molinari, for the benefit of the Company, as nominal defendant against the same defendants, making substantially similar allegations and seeking substantially similar damages and has been consolidated with above lawsuit filed by Mr. Connolly. The consolidated lawsuit has been abated by the District Court until July 8, 2005, unless sooner lifted pursuant to a court order. While we cannot predict the outcome of these matters, we believe that the plaintiffs' claims are without merit.

In September 2004, we were informed by the Civil Division of the U.S. Department of Justice ("DOJ") that it had begun a civil investigation of the Company. The DOJ's investigation appears to be principally focused on patient admissions, retention and discharges from January 2001 through October of 2004. We are cooperating with the investigation, which still is in its preliminary stages and may take a considerable amount of time to resolve. To date, the DOJ has not made any allegations of impropriety or asserted monetary demands against the Company. As such, we are unable to predict, what, if any, action (which could include the imposition of civil or criminal penalties, fines and/or exclusion of one or more of our hospice programs from participation in the Medicare, Medicaid and other federally-funded healthcare programs, as more fully discussed in "Item 1. Business — Other Healthcare Regulations — False Claims Act") the DOJ might take as a result of its investigation, or the impact, if any, that such action, if any, may have on our business, operations, liquidity or capital resources.

On December 30, 2004, in the United States District Court for the Northern District of Texas, Dallas Division, John O. Hanson brought a shareholders' derivative action, for the benefit of us, as nominal defendant, against our current and former Chief Executive Officers, our current Chief Financial Officer and each of the current members of our board of directors and a former member of our board of directors. The complaint alleges breach of fiduciary duty, abuse of control, aiding and abetting a breach of fiduciary duty and gross mismanagement, waste of corporate assets and unjust enrichment on the part of each of the named executive officers, current members of the board of directors and former member of the board of directors. The complaint seeks unspecified amounts of compensatory damages, as well as interest and costs, including legal fees from the named executive officers, current members of the board of directors and former member of the board of directors. No damages are sought from the Company. The lawsuit has been voluntarily stayed by the parties until a final determination on the motion to dismiss that is currently pending in the class action securities litigation previously filed in the United States District Court for the Northern District of Texas, Dallas Division. While we cannot predict the outcome of this matter, we believe that the plaintiff's claims are without merit.

From time to time, we may be involved in other litigation matters relating to claims that arise in the ordinary course of our business. The ultimate liability for these matters cannot be determined. However, based on the information currently available to us, we do not believe that the resolution of these other litigation matters to which we are currently a party will have a material adverse effect on us.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of our stockholders, through the solicitation of proxies or otherwise, during the quarter ended December 31, 2004.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

Market for Common Stock. Our common stock has been quoted on the Nasdaq National Market under the symbol "ODSY" since October 31, 2001. Prior to that time there was no public market for our common stock. As of March 1, 2005, there were 28 record holders of our common stock. The following table sets forth the high and low sales prices per share of our common stock for the period indicated, as reported on the Nasdaq National Market and as adjusted to take into account the February 24, 2003 and August 12, 2003 fifty percent stock dividends:

	High	Low
2003		
First Quarter	$16.94	$13.47
Second Quarter	$24.67	$15.22
Third Quarter	$34.84	$24.16
Fourth Quarter	$37.35	$27.00
2004		
First Quarter	$31.65	$17.50
Second Quarter	$21.85	$15.70
Third Quarter	$19.69	$16.44
Fourth Quarter	$18.30	$ 7.13

Dividends. On January 27, 2003, we announced that our board of directors authorized a three-for-two stock split payable in the form of a fifty percent stock dividend that was distributed on February 24, 2003, to stockholders of record at the close of business on February 6, 2003. We had approximately 15.8 million shares outstanding at the close of business on February 6, 2003 and issued approximately 7.9 million shares to our stockholders of record.

On July 18, 2003, we announced that our board of directors authorized a second three-for-two stock split payable in the form of a fifty percent stock dividend that was distributed on August 12, 2003, to stockholders of record at the close of business on July 28, 2003. We had approximately 23.9 million shares outstanding at the close of business on July 28, 2003 and issued approximately 12.0 million shares to our stockholders of record.

The payment of any future dividends will be at the discretion of our board of directors and will depend on:

- any applicable contractual restrictions limiting our ability to pay dividends;
- our earnings;
- our financial condition;
- our ability to fund capital requirements; and
- other factors our board of directors deems relevant.

We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to fund our development and acquisition initiatives and working capital needs.

Recent Sales of Unregistered Securities. We did not sell any of our equity securities in 2004 that were not registered under the Securities Act.

Repurchases of Common Stock. On November 1, 2004, we announced the adoption of an open market stock repurchase program to repurchase up to $30 million of our common stock over a six-month period which will expire April 30, 2005. The timing and the amount of any repurchase of shares during the six-month period is determined by management based on its evaluation of market conditions and other factors. As of December 31, 2004, we had purchased 1,648,600 shares of our common stock at a cost of $20.3 million (average cost of $12.29 per share) and had approximately 35.1 million shares outstanding as of December 31, 2004. We may purchase up to an additional $9.7 million of common stock under the previously announced stock repurchase program. Stock repurchases are being funded out of our working capital. The following table sets forth the repurchase data for each of the three months during the fourth quarter ended December 31, 2004:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Shares Purchased as Part of Publicly Announced Plans	(d) Maximum Approximate Dollar Value of Shares that May Yet be Purchased Under the Plan
October 1-October 31	—	—	—	—
November 1-November 30	943,600	$11.27	943,600	19,367,860
December 1-December 31	705,000	$13.67	705,000	9,733,036
Total	1,648,600	$12.29	1,648,600	

Equity-Based Compensation Plans. The following table provides information, as of December 31, 2004, about our common stock that may be issued upon the exercise of options or vesting of restricted stock awards under the Odyssey HealthCare, Inc. Stock Option Plan and the 2001 Equity-Based Compensation Plan.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, Awards and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
	(In thousands, except average exercise price)		
Equity Compensation Plans Approved by Stockholders	3,583(1)	$15.57	366
Equity Compensation Plans Not Approved by Stockholders	—	—	—
Total	3,583	$15.57	366

(1) Includes 175,000 restricted stock awards granted to certain executive officers on November 18, 2004. Restricted stock awards are not included in the calculation of the weighted-average exercise price since there is no exercise price attached to the award.

Item 6. *Selected Financial Data*

The selected consolidated statement of operations data set forth below for the years ended December 31, 2002, 2003 and 2004 and the consolidated balance sheet data as of December 31, 2003 and 2004 are derived from our consolidated financial statements that have been audited by Ernst & Young LLP, and that are included elsewhere in this Annual Report on Form 10-K, and are qualified by reference to those consolidated financial statements. The selected consolidated statement of operations data set forth below for the years ended December 31, 2000 and 2001 and the consolidated balance sheet data as of December 31, 2000, 2001 and 2002 are derived from our consolidated financial statements that have been audited by Ernst & Young LLP, but are not included in this Annual Report on Form 10-K.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read the selected financial information set forth below in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto appearing elsewhere in this Annual Report on Form 10-K.

On February 24, 2003 and August 12, 2003, the Company completed two separate three-for-two stock splits each payable in the form of a fifty percent stock dividend. All share information has been adjusted for the stock dividends which are more fully described in "Item 5. Market for Registrant's Common Equity and Related Stockholder Matters — Dividends." The financial results presented below reflect a reallocation of employee benefit costs, including payroll taxes, associated with our caregivers, from general and administrative expenses to direct hospice care expenses for all periods presented.

	Year Ended December 31,				
	2000	2001	2002	2003	2004
	(In thousands, except per share amounts)				
Statements of Operations Data:					
Net patient service revenue	$ 85,271	$ 130,181	$ 194,459	$ 274,309	$ 350,276
Operating expenses:					
Direct hospice care	46,770	66,570	99,919	143,738	187,891
General and administrative	26,569	38,742	55,439	72,809	93,830
Stock-based compensation charges	1,113	1,112	685	409	287
Provision for uncollectible accounts	2,708	3,207	2,952	4,015	8,119
Depreciation and amortization	1,656	2,211	1,509	2,542	4,061
Total operating expenses	78,816	111,842	160,504	223,513	294,188
Income from operations	6,455	18,339	33,955	50,796	56,088
Other income (expense):					
Minority interest	(46)	(150)	50	—	—
Interest income	31	239	544	390	359
Interest expense	(2,931)	(2,512)	(269)	(140)	(118)
	(2,946)	(2,423)	325	250	241
Income before provision for income taxes	3,509	15,916	34,280	51,046	56,329
Provision for income taxes	417	3,020	13,140	19,839	21,333
Net income	3,092	12,896	21,140	31,207	34,996
Preferred stock dividends	(1,302)	(1,097)	—	—	—
Gain on conversion of preferred securities(1)	—	5,755	—	—	—
Net income available to common stockholders	$ 1,790	$ 17,554	$ 21,140	$ 31,207	$ 34,996
Net income per common share:					
Basic net income per common share	$ 0.41	$ 1.83	$ 0.61	$ 0.87	$ 0.96
Diluted net income per common share	$ 0.11	$ 0.45	$ 0.58	$ 0.84	$ 0.93
Weighted average shares outstanding:					
Basic	4,380	9,553	34,782	35,945	36,445
Diluted	26,596	28,621	36,691	37,256	37,551

	Year Ended December 31,				
	2000	2001	2002	2003	2004
	(Unaudited) (Dollars in thousands)				
Operating Data:					
Number of Medicare-certified hospice programs(2)	29	30	50	66	74
Admissions(3)	12,965	15,969	22,062	26,763	31,231
Days of care(4)	737,088	1,111,168	1,608,556	2,197,110	2,782,954
Average daily census(5)	2,014	3,044	4,407	6,019	7,604
Cash flows provided by operating activities	$ 3,520	$ 14,956	$ 18,732	$ 27,605	$ 47,180
Cash flows used in investing activities	$ (1,503)	$ (33,156)	$ (975)	$ (27,255)	$ (41,226)
Cash flows (used in) provided by financing activities	$ (2,293)	$ 36,019	$ (2,724)	$ 4,983	$ (19,387)

	As of December 31,				
	2000	2001	2002	2003	2004
	(Dollars in thousands)				
Balance Sheet Data:					
Working capital (deficit)	$ (1,691)	$50,363	$ 51,498	$ 72,806	$ 63,259
Total assets	38,845	98,216	125,414	180,802	204,091
Total long-term debt, including current portion	20,311	3,480	274	17	14
Total convertible preferred stock	21,162	—	—	—	—
Stockholders' equity (deficit)	(13,746)	77,635	100,933	144,725	162,080

(1) The accumulated dividends on our Series A convertible preferred stock, Series B convertible preferred stock and Series C convertible preferred stock were reversed in connection with the conversion of preferred stock upon completion of our initial public offering and recognized as a gain to common stockholders.

(2) Number of Medicare-certified hospice programs at end of each respective year.

(3) Represents the total number of patients admitted into our hospice programs during the period.

(4) Represents the total days of care provided to our patients during the period.

(5) Represents the average number of patients for whom we provided hospice care each day during the period and is computed by dividing days of care by the number of days during the period.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion of our financial condition and results of operations should be read in conjunction with our selected consolidated financial and operating data and the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

Overview

We are one of the largest providers of hospice care in the United States in terms of both average daily census and number of hospice programs, that is, communities served. Through the development of new hospice programs and a series of acquisitions, we now have 74 Medicare-certified hospice programs to serve patients and their families in 30 states. We operate all of our hospice programs through our operating subsidiaries. Our net patient service revenue of $350.3 million in 2004 represents an increase of 27.7% over net patient service revenue of $274.3 million in 2003, and an increase of 80.1% over net patient service revenue of $194.5 million in 2002. In 2002, 2003 and 2004, we reported net income of $21.1 million, $31.2 million and $35.0 million, respectively.

On January 27, 2003, we announced that our board of directors authorized a three-for-two stock split payable in the form of a fifty percent stock dividend that was distributed on February 24, 2003, to stockholders of record at the close of business on February 6, 2003. We had approximately 15.8 million shares of common stock outstanding at the close of business on February 6, 2003 and issued approximately 7.9 million shares of common stock to the stockholders of record.

On July 18, 2003, we announced that our board of directors authorized a three-for-two stock split payable in the form of a fifty percent stock dividend that was distributed on August 12, 2003, to stockholders of record at the close of business on July 28, 2003. We had approximately 23.9 million shares of common stock outstanding at the close of business on July 28, 2003 and issued approximately 12.0 million shares of common stock to the stockholders of record.

On November 1, 2004, we announced the adoption of an open market stock repurchase program to repurchase up to $30 million of our common stock over a six-month period. The timing and the amount of any repurchase of shares during the six-month period is determined by management based on its evaluation of market conditions and other factors. As of December 31, 2004, we had purchased 1,648,600 shares of our common stock at a cost of $20.3 million (average cost of $12.29 per share) and had approximately 35.1 million shares outstanding. We may purchase up to an additional $9.7 million of common stock under the previously announced stock repurchase program. Stock repurchases are being funded out of our working capital.

Developed Hospices

We have developed the following hospice programs since January 1, 2002:

During 2002, we received Medicare certification for our Norfolk, Virginia; Chicago (South), Illinois; Tulsa, Oklahoma; Austin, Texas; Montgomery, Alabama; and St. Louis, Missouri hospice programs.

During 2003, we received Medicare certification for our Cleveland, Ohio; Big Spring, Texas; Cincinnati, Ohio; Portland, Oregon; and Mobile, Alabama hospice programs.

During 2004, we received Medicare certification of our Arlington, Virginia; Athens, Georgia; Allentown, Pennsylvania; Jackson, Mississippi; Savannah, Georgia; Providence, Rhode Island; and St. George, Utah hospice programs.

During November 2004, we announced that our wholly-owned not-for-profit subsidiary, Hospice of the Palm Coast, Inc., had received final approval of its CON application to operate a hospice program in Volusia and Flagler counties, which are in the Daytona Beach, Florida area. During February 2005, we received state licensure to do business and accepted our first patient. At the time of filing of this Annual Report on Form 10-K, we are awaiting Medicare certification.

Once a hospice becomes Medicare certified, the process is started to obtain Medicaid certification. This process takes approximately six months and varies from state to state. Medicaid is a state-administered program to provide medical assistance to the indigent and certain other eligible individuals.

Acquisitions

We have acquired the following hospice programs since January 1, 2002:

During 2002, we acquired twelve hospice programs for a combined purchase price of $19.9 million, and also acquired the remaining 33% interest in Hospice of Houston, L.P. for $1.1 million. We financed our acquisitions in 2002, including the interest in Hospice of Houston, with $21.3 million in cash from the proceeds of our initial public offering.

During 2003, we acquired eight hospice programs for a combined purchase price of $22.4 million. We financed our acquisitions in 2003 with the remaining $7.5 million in cash from the proceeds of our initial public offering and $14.9 million in cash generated through our operations.

During 2004, we acquired three hospice programs for a combined purchase price of $28.5 million. We financed our acquisitions in 2004 with cash generated through our operations.

We accounted for these acquisitions as purchases. See Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

As part of our ongoing acquisition strategy, we are continually evaluating other potential acquisition opportunities.

Goodwill from our hospice acquisitions was $93.9 million as of December 31, 2004, representing 58.0% of stockholders' equity and 46.0% of total assets as of December 31, 2004. During 2001 and prior years, we amortized our goodwill over 20 years for acquisitions completed through June 30, 2001. We did not amortize goodwill for acquisitions subsequent to June 30, 2001 based on the provisions of Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). Under SFAS 142, goodwill and intangible assets deemed to have indefinite lives are not amortized but are reviewed for impairment annually (during the fourth quarter) or more frequently if indicators arise. As of December 31, 2004, no impairment charges have been recorded. Other intangible assets continue to be amortized over their useful lives. See Note 3 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

The following table lists our acquisitions since January 1, 2002, and patient census data at acquisition:

Hospice	Patient Census on Date of Acquisition
2002	
Baton Rouge, Louisiana	50
New Orleans, Louisiana	56
Shreveport, Louisiana	104
Columbus, Ohio	19
Bakersfield, California	11
Wichita, Kansas	0
Gulf Coast, Mississippi	38
Albuquerque, New Mexico	80
Omaha, Nebraska	3
Lake Charles, Louisiana	101
La Grange, Texas(1)	20
Round Rock, Texas(2)	60
2003	
Waxahachie, Texas	104
Valdosta, Georgia	16
Memphis, Tennessee	8
Wilmington, Delaware	15
Brownsville, Texas	60
Salt Lake City, Utah	280
Omaha, Nebraska	35
San Antonio, Texas(3)	100
2004	
Amarillo, Texas	204
Conroe, Texas	221
Tulsa, Oklahoma(4)	79

(1) Operations of our LaGrange, Texas hospice program were merged with our Austin, Texas hospice program, which we opened in 2002.

(2) Patients of our Round Rock, Texas hospice were relocated to our Austin, Texas hospice program, which we opened in 2002. The provider number for our Round Rock location was transferred to Temple, Texas in order for us to initiate a hospice program there in 2003.

(3) Operations of our San Antonio, Texas hospice program acquired in 2003 were transferred to our existing San Antonio, Texas program opened in 1998.

(4) Operations of our Tulsa, Oklahoma hospice program acquired in 2004 were integrated into our existing Tulsa, Oklahoma program.

Net Patient Service Revenue

Net patient service revenue is the estimated net realizable revenue from Medicare, Medicaid, commercial insurance, managed care payors, patients and others for services rendered to our patients. To determine net patient service revenue, we adjust gross patient service revenue for estimated contractual adjustments based on historical experience and estimated Medicare cap assessments. Net patient service revenue also does not include charity care or the Medicaid room and board payments. (See "Item 1. Business — Overview of Government Payments"). We recognize net patient service revenue in the month in which our services are delivered. Services provided under the Medicare program represented approximately 94.2%, 92.9% and 92.5% of our net patient service revenue for the years ended December 31, 2002, 2003 and 2004, respectively. Services provided under Medicaid programs represented approximately 3.3%, 4.0% and 4.1% of our net patient service revenue for the years ended December 31, 2002, 2003 and 2004, respectively. The payments we receive from Medicare and Medicaid are calculated using daily or hourly rates for each of the four levels of care we deliver and are adjusted based on geographic location.

The four main levels of care we provide are routine home care, general inpatient care, continuous home care and inpatient respite care. We also receive reimbursement for physician services, self-pay and non-governmental room and board. Routine home care is the largest component of our gross patient service revenue, representing 89.8%, 89.5% and 91.6% of gross patient service revenue for the years ended December 31, 2002, 2003 and 2004, respectively. Inpatient care represented 8.3%, 8.7% and 6.5% of gross patient service revenue for the years ended December 31, 2002, 2003 and 2004, respectively. Continuous home care, inpatient respite care and reimbursement for physician services, self pay and non-governmental room and board represents the remaining 1.9%, 1.8% and 1.9% of gross patient service revenue for these periods, respectively.

The principal factors that impact net patient service revenue are our average daily census, levels of care, annual changes in Medicare and Medicaid payment rates due to adjustments for inflation and estimated Medicare cap assessments. Average daily census is affected by the number of patients referred and admitted into our hospice programs and average length of stay of those patients once admitted. Average length of stay is impacted by patients' decisions of when to enroll in hospice care after diagnoses of terminal illnesses and, once enrolled, the length of the terminal illnesses. Our average hospice length of stay has increased from 74 days in 2003 to 80 days in 2004. This increase is in part related to a change in the patient diagnosis mix and to increased admissions of non-cancer ailments, whose lengths of stay are typically higher than those with cancer related illnesses.

Payment rates under the Medicare and Medicaid programs are indexed for inflation annually; however, the increases have historically been less than actual inflation. On October 1, 2003 and 2004, the base Medicare payment rates for hospice care increased by approximately 3.4% and 3.3%, respectively, over the base rates previously in effect. These rates were further adjusted geographically by the hospice wage index. In the future, reductions in, or reductions in the rate of increase of Medicare and Medicaid payments may have an adverse impact on our net patient service revenue and profitability. See "Item 1. Business — Overview of Government Payments."

Expenses

Because payments for hospice services are primarily paid on a per diem basis, our profitability is largely dependent on our ability to manage the expenses of providing hospice services. We recognize expenses as incurred and classify expenses as either direct hospice care expenses or general and administrative expenses. Direct hospice care expenses primarily include direct patient care salaries, payroll taxes, employee benefits, pharmaceuticals, medical equipment and supplies, and inpatient costs. Length of stay impacts our direct hospice care expenses as a percentage of net patient service revenue because, if lengths of stay decline, direct hospice care expenses, which are often highest during the earliest and latter days of care for a patient, are spread against fewer days of care. Expenses are generally higher during the earliest days because of increased labor expense to evaluate the patient and determine the non-medical and social services needs of the family. Expenses are normally higher during the last days of care because patients generally require greater hospice services including drugs, medical equipment and nursing care at that time due to their deteriorating medical condition. In addition, cost pressures resulting from the use of more expensive forms of palliative care, including drugs and drug delivery systems, and increases in direct patient care salaries and employee benefits, could negatively impact our profitability.

For our patients receiving nursing home care under a state Medicaid program who elect hospice care under Medicare or Medicaid, we contract with nursing homes for room and board services. The state must pay us, in addition to the applicable Medicare or Medicaid hospice daily or hourly rate, an amount equal to at least 95% of the Medicaid daily nursing home rate for room and board furnished to the patient by the nursing home. Under our standard nursing home contracts, we pay the nursing home for these room and board services at 100.0% of the Medicaid daily nursing home rate. We refer to these costs, net of Medicaid payments, as "nursing home costs, net." See Note 1 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

General and administrative expenses primarily include non-patient care salaries, payroll taxes, employee benefits, office leases and other operating costs.

Effective with the year ended 2002, we reallocated certain employee benefit costs, including payroll taxes, associated with direct patient care from general and administrative expense to direct hospice care expense. The reallocation provides better comparability to the industry. The reallocation does not impact net income. The following table sets forth the percentage of net patient service revenue represented by the items included in direct hospice care expenses and general and administrative expenses for the periods indicated:

	Year Ended December 31,		
	2002	2003	2004
Direct hospice care expenses:			
Salaries, benefits and payroll taxes	30.6%	31.2%	32.8%
Pharmaceuticals	6.9	6.9	6.7
Medical equipment and supplies	6.1	6.0	5.8
Inpatient costs	2.4	3.0	2.6
Other (including nursing home costs, net)	5.4	5.3	5.7
Total	51.4%	52.4%	53.6%
General and administrative expenses:			
Salaries, benefits and payroll taxes	16.4%	15.9%	16.5%
Leases	2.7	2.5	2.6
Other (including travel, office supplies, printing and equipment rental)	9.4	8.1	7.7
Total	28.5%	26.5%	26.8%

Stock-Based Compensation Charges

Stock-based compensation charges represent the difference between the exercise price of stock options granted and the deemed fair value of our common stock on the date of grant determined in accordance with Accounting Principles Board Opinion No. 25 and its related interpretations. We recognize compensation charges over the vesting periods of the stock options using a graded amortization methodology in accordance with Financial Accounting Standards Board Interpretation No. 28. For purposes of the period-to-period comparisons included in our results of operations, general and administrative expenses exclude these stock-based compensation charges, which are reflected as a separate line item. See Note 1 — "Stock-Based Compensation" to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

We have recorded deferred stock-based compensation charges related to unvested stock options granted to employees and directors during 2000 and 2001. Based on the number of outstanding stock options granted during 2000 and 2001, we expect to amortize approximately $0.1 million of deferred stock-based compensation during 2005 and 2006 related to unvested stock options. See Note 7 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

We have also recorded deferred stock-based compensation charges of $2.1 million related to restricted stock awards granted to certain executive officers during 2004. We expect to amortize approximately $0.5 million of deferred stock-based compensation during each of 2005, 2006, 2007 and 2008 related to the restricted stock awards. See Note 7 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Provision for Income Taxes

Our provision for income taxes consists of current and deferred federal and state income tax expenses. We estimate that our effective tax rate will be approximately 38.5% during 2005. See Note 13 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Critical Accounting Policies

Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. Certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations included elsewhere in this Annual Report on Form 10-K and require the application of significant judgment by us; as a result, they are subject to an inherent degree of uncertainty. In applying those policies, we use our judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical payment experience, our observance of trends in the industry and information available from other outside sources, as appropriate.

Net Patient Service Revenue and Allowance for Uncollectible Accounts

We report net patient service revenue at the estimated net realizable amounts from Medicare, Medicaid, commercial insurance, managed care payors, patients and others for services rendered to our patients. Regarding commercial, managed care and other payors, payments are subject to usual and customary rates. To determine net patient service revenue, we adjust gross patient service revenue for estimated contractual adjustments based on historical experience and estimated Medicare cap assessments. Net patient service revenue also does not include charity care or the Medicaid room and board payments. We recognize net patient service revenue in the month in which our services are delivered. Due to the complexity of the laws and regulations affecting Medicare and Medicaid, a reasonable possibility exists that recorded estimates could change by a material amount in the future.

We maintain a policy for reserving for uncollectible accounts. We calculate the allowance for uncollectible accounts based on a formula tied to the aging of accounts receivable by payor class. We also reserve for specific accounts that are determined to be uncollectible when such determinations are made. Accounts are written off when all collection efforts are exhausted.

Medicare Regulation

We are subject to two limitations on Medicare payments for services. With one limitation, if the number of general inpatient days of care that any of our hospice programs provide to Medicare beneficiaries exceeds 20% of the total days of care that program provides to all patients for an annual period beginning on November 1st, the days in excess of the 20% figure may be reimbursed only at the routine home care rate. None of our hospice programs exceeded the payment limits on general inpatient care services for the years ended December 31, 2002, 2003 and 2004.

With the other limitation, overall payments made by Medicare to us on a per hospice program basis are subject to a cap amount calculated by the Medicare fiscal intermediary at the end of the hospice cap period. The hospice cap period runs from November 1st of each year through October 31st of the following year. Total Medicare payments to us during this period are compared to the cap amount for this period. Payments in excess of the cap amount must be returned by us to Medicare. The cap amount is calculated by multiplying the number of Medicare beneficiaries electing hospice care during the period by a statutory amount ("multiplier") that is indexed for inflation. The multipliers for the twelve-month periods ended October 31, 2003 and 2004 are $18,661 and $19,636, respectively. The 2004 cap amount is applicable for all services performed from November 1, 2003 to October 31, 2004. The 2005 multiplier for the Medicare cap year ended October 31, 2005 has not been established. Once established, the new multiplier will become effective retroactively for all services performed since November 1, 2004. The hospice cap amount is computed on a hospice-by-hospice basis.

The following table shows the amounts accrued and paid for the Medicare cap for the Medicare cap years ended 2003, 2004 and 2005:

Medicare Cap Accrual as of December 31, 2004

	Medicare Cap Year Ended October 2003	Medicare Cap Year Ended October 2004	Medicare Cap Year Ended October 2005	Total
		(In thousands)		
Medicare Cap Accrual	$ 657	$1,798	$1,117	$3,572
Medicare Settlement	(160) (1)	—(2)	—	(160)
Payments to Medicare for revenue exceeding cap	(497)	—	—	(497)
Medicare Cap Accrual Balance	$ —	$1,798	$1,117	$2,915

(1) Changes in accruals to satisfy cap repayment as determined by Medicare fiscal intermediary audits. Accruals in excess of Medicare settlement applied to estimate for subsequent Medicare cap year.

(2) Medicare fiscal intermediary audit not yet complete.

For the Medicare cap years ended 2003 and 2004, the cap accruals noted above in the table are for three and four hospice programs, respectively, that exceeded the Medicare cap for the respective Medicare cap year. For the Medicare cap year ended October 2005, $1.1 million has been accrued for eight hospice programs exceeding the cap as of December 31, 2004. We will continue to review the adequacy of our 2005 accrual on a quarterly basis. We cannot assure you that additional hospice programs will not exceed the cap amount in the future or that our accrual for existing programs subject to the cap amount will not increase.

Insurance Risks

General and professional liability costs for the healthcare industry have increased and become more difficult to estimate. In addition, insurance coverage for patient care liabilities and other risks has become more difficult to obtain. Insurance carriers often require companies to increase their liability retention levels and pay higher policy premiums for reduced coverage. In our consolidated financial statements, we reserve for potential contingencies associated with the uninsured portion of our general and professional liability risks, based on our experience, consultation with our attorneys and insurers and our existing insurance coverage.

Goodwill

Goodwill is the excess of the purchase price over the fair value of identifiable assets acquired in an acquisition. Prior to the adoption of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"), goodwill was amortized using the straight-line method, generally over periods of 20 years. After the adoption of SFAS 142, we review goodwill for impairment annually during the fourth quarter or more frequently if indicators arise. We determine the fair value of the reporting units using multiples of revenue. If the fair value of the reporting unit is less than the carrying value, then an indication of impairment exists. The amount of the impairment would be the difference between the carrying amount of the goodwill and the fair value of the goodwill. No impairment charges have been recorded as of December 31, 2004. We cannot predict that we will not incur impairment charges in the future or that any impairment charges recorded will negatively impact our results of operations or financial position in the future.

Results of Operations

The following table sets forth selected consolidated financial information as a percentage of net patient service revenue for the periods indicated. The table also reflects the reallocation of employee benefit costs, including payroll taxes, associated with our caregivers, from general and administrative expenses to direct hospice care expenses for the years ended December 31, 2002, 2003 and 2004, respectively.

	Year Ended December 31,		
	2002	2003	2004
Net patient service revenue	100%	100%	100%
Operating expenses:			
Direct hospice care	51.4	52.4	53.6
General and administrative	28.5	26.5	26.8
Stock-based compensation charges	0.3	0.1	0.1
Provision for uncollectible accounts	1.5	1.5	2.3
Depreciation and amortization	0.8	1.0	1.2
	82.5	81.5	84.0
Income from operations	17.5	18.5	16.0
Other income (expense), net	0.2	0.1	0.1
Income before income taxes	17.7	18.6	16.1
Provision for income taxes	6.8	7.2	6.1
Net income	10.9%	11.4%	10.0%

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

The following table summarizes and compares our results of operations for the years ended December 31, 2003 and 2004, respectively:

	Year Ended December 31,			
	2003	2004	$ Change	% Change
	(In thousands, except % change)			
Net patient service revenue	$274,309	$350,276	$75,967	27.7%
Operating expenses:				
Direct hospice care	143,738	187,891	44,153	30.7%
General and administrative	72,809	93,830	21,021	28.9%
Stock-based compensation charges	409	287	(122)	(29.8)%
Provision for uncollectible accounts	4,015	8,119	4,104	102.2%
Depreciation and amortization	2,542	4,061	1,519	59.8%
	223,513	294,188	70,675	31.6%
Income from operations	50,796	56,088	5,292	10.4%
Other income (expense)	250	241	(9)	(3.6)%
Provision for income taxes	19,839	21,333	1,494	7.5%
Net income	$ 31,207	$ 34,996	$ 3,789	12.1%

Net Patient Service Revenue

Net patient service revenue increased $76.0 million, or 27.7%, from $274.3 million to $350.3 million for the years ended December 31, 2003 and 2004, respectively, due primarily to an increase in average daily census of 1,585, or 26.3%, from 6,019 to 7,604 for the years ended December 31, 2003 and 2004, respectively. Increases in patient referrals from existing and new referral sources, resulting in increased billable days, and, to a lesser extent, increases in payment rates, provided approximately $38.7 million, or 50.9%, of this increase in net patient service revenue. The remaining increase of $37.3 million, or 49.1%, in net patient service revenue was due to the inclusion of net patient service revenue from hospice programs acquired and developed during 2003 and 2004. Net patient service revenue per day of care was $124.85 and $125.86 for the years ended December 31, 2003 and 2004, respectively. This increase was primarily due to overall increases in Medicare payment rates for our hospice services. Medicare revenues represented 92.9% and 92.5% of our net patient service revenue for the years ended December 31, 2003 and 2004, respectively. Medicaid revenues represented 4.0% and 4.1% of our net patient service revenue for the years ended December 31, 2003 and 2004, respectively.

Direct Hospice Care Expenses

Direct hospice care expenses increased $44.2 million, or 30.7%, from $143.7 million to $187.9 million for the years ended December 31, 2003 and 2004, respectively. This increase was primarily due to the growth of our operations at our existing hospice programs and, to a lesser extent, to hospice programs acquired and developed during 2003 and 2004. As a percentage of net patient service revenue, direct hospice care expenses increased from 52.4% to 53.6% for the years ended December 31, 2003 and 2004, respectively, primarily due to an increase in salaries, benefits and payroll taxes as a percentage of net patient service revenue from 31.2% to 32.8% for the years ended December 31, 2003 and 2004, respectively.

General and Administrative Expenses

General and administrative expenses increased $21.0 million, or 28.9%, from $72.8 million to $93.8 million for the years ended December 31, 2003 and 2004, respectively. This increase was due to the growth of our operations, including hospice programs acquired and developed during 2003 and 2004. As a percentage of net patient service revenue, general and administrative expenses increased slightly from 26.5% to 26.8% for the years ended December 31, 2003 and 2004, respectively, due primarily to non-recurring severance charge of approximately $1.0 million (pretax) related to an executive transition recorded during the three months ended December 31, 2004 and an increase in legal fees of $0.9 million for the year ended December 31, 2004 compared to the year ended December 31, 2003.

Stock-Based Compensation Charges

Stock-based compensation charges decreased $0.1 million, or 29.8%, from $0.4 million to $0.3 million for the years ended December 31, 2003 and 2004, respectively. For the year ended December 31, 2004, charges of $0.2 million were related to stock options granted to management prior to our initial public offering with exercise prices below the then deemed fair value of our common stock. There were also charges of $0.1 million related to restricted stock award grants issued to certain executive officers. See "— Stock-Based Compensation."

Provision for Uncollectible Accounts

Provision for uncollectible accounts increased $4.1 million, or 102.2%, from $4.0 million to $8.1 million for the years ended December 31, 2003 and 2004, respectively, due primarily to additional reserves for uncollectible accounts receivable related to Medicaid room and board services and, to a lesser extent, for additional reserves related to uncollectible accounts receivable related to Medicare resulting from additional development requests ("ADR's") from the Medicare fiscal intermediaries, which increased industry-wide. As a percentage of net patient service revenue, our provision for uncollectible accounts increased from 1.5% for the year ended December 31, 2003 to 2.3% for the year ended December 31, 2004, due primarily to the reasons noted above.

Depreciation and Amortization Expense

Depreciation and amortization expense increased $1.5 million, or 59.8%, from $2.5 million to $4.1 million for the years ended December 31, 2003 and 2004, respectively. The increase was due primarily to the depreciation of assets acquired during 2003 and 2004, and to a lesser extent, amortization of non-compete agreements associated with our recent acquisitions. As a percentage of net patient service revenue, depreciation and amortization expense increased from 1.0% to 1.2% for the years ended December 31, 2003 and 2004, respectively.

Other Income (Expense)

Other income (expense) remained at $0.2 million for the years ended December 31, 2003 and 2004. Interest income decreased $31,000, or 7.9%, from $390,000 to $359,000 for the years ended December 31, 2003 and 2004, respectively. Interest income is related to interest earned on cash investment fund balances. Interest expense decreased $22,000, or 15.7%, from $140,000 to $118,000 for the years ended December 31, 2003 and 2004, respectively. Interest expense for 2004 is primarily associated with the unused facility fee and amortization of deferred costs related to the revolving line of credit.

Provision for Income Taxes

Provision for income taxes was $19.8 million and $21.3 million for the years ended December 31, 2003 and 2004, respectively. We had an effective income tax rate of approximately 39% and 38% for the years ended December 31, 2003 and 2004, respectively. The difference between our effective income tax rate and the statutory rate in each year is primarily attributable to state income taxes.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

The following table summarizes and compares our results of operations for the years ended December 31, 2002 and 2003, respectively:

	Year Ended December 31,			
	2002	2003	$ Change	% Change
	(in thousands, except % change)			
Net patient service revenue	$194,459	$274,309	$79,850	41.1%
Operating expenses:				
Direct hospice care	99,919	143,738	43,819	43.9%
General and administrative	55,439	72,809	17,370	31.3%
Stock-based compensation charges	685	409	(276)	(40.3)%
Provision for uncollectible accounts	2,952	4,015	1,063	36.0%
Depreciation and amortization	1,509	2,542	1,033	68.5%
	160,504	223,513	63,009	39.3%
Income from operations	33,955	50,796	16,841	49.6%
Other income (expense)	325	250	(75)	(23.1)%
Provision for income taxes	13,140	19,839	6,699	51.0%
Net income	$ 21,140	$ 31,207	$10,067	47.6%

Net Patient Service Revenue

Net patient service revenue increased $79.9 million, or 41.1%, from $194.5 million to $274.3 million for the years ended December 31, 2002 and 2003, respectively, due primarily to an increase in average daily census of 1,612, or 36.6%, from 4,407 to 6,019 for the years ended December 31, 2002 and 2003, respectively. Increases in patient referrals from existing and new referral sources, resulting in increased billable days, and, to a lesser extent, increases in payment rates, provided approximately $52.2 million, or 65.3%, of this increase in net patient service revenue. The remaining increase of $27.7 million, or 34.7%, in net patient service revenue was due to the inclusion of net patient service revenue from hospice programs acquired and developed in 2002 and 2003. Net patient service revenue per day of care was $120.89 and $124.85 for the years ended December 31, 2002 and 2003, respectively. This increase was primarily due to overall increases in Medicare payment rates for our hospice services. Medicare and Medicaid payments represented 97.5% and 96.9% of our net patient service revenue for the years ended December 31, 2002 and 2003, respectively.

Direct Hospice Care Expenses

Direct hospice care expenses increased $43.8 million, or 43.9%, from $99.9 million to $143.7 million for the years ended December 31, 2002 and 2003, respectively. This increase was primarily due to the growth of our operations at our existing hospice programs and, to a lesser extent, to hospice programs acquired in 2002 and 2003. As a percentage of net patient service revenue, direct hospice care expenses increased from 51.4% to 52.4% for the years ended December 31, 2002 and 2003, respectively, primarily due to the growth of our operations through developed hospice programs.

General and Administrative Expenses

General and administrative expenses increased $17.4 million, or 31.3%, from $55.4 million to $72.8 million for the years ended December 31, 2002 and 2003, respectively. This increase was due to the growth of our operations, including hospice programs acquired after December 31, 2002, to support our patient census growth during 2003. As a percentage of net patient service revenue, general and administrative expenses decreased from 28.5% to 26.5% for the years ended December 31, 2002 and 2003, respectively, due primarily to our hospice program and corporate costs being spread over our increased patient census and, to a lesser extent, overall increases in Medicare payment rates.

Stock-Based Compensation Charges

Stock-based compensation charges decreased $0.3 million, or 40.3%, from $0.7 million to $0.4 million for the years ended December 31, 2002 and 2003, respectively. These charges related to stock options granted to management prior to our initial public offering with exercise prices below the deemed fair value of our common stock. See "— Stock-Based Compensation."

Provision for Uncollectible Accounts

Our provision for uncollectible accounts increased $1.0 million, or 36.0%, from $3.0 million to $4.0 million for the years ended December 31, 2002 and 2003, respectively, due primarily to our increased net patient service revenue and to additional reserves for estimated payment denials from Medicare. As a percentage of net patient service revenue, our provision for uncollectible accounts remained at 1.5% in both the years ended December 31, 2002 and 2003.

Depreciation and Amortization Expense

Depreciation and amortization expense increased $1.0 million, or 68.5%, from $1.5 million to $2.5 million for the years ended December 31, 2002 and 2003, respectively. The increase was due to the depreciation of additions in fixed assets and the amortization of new intangible assets with a fixed life. As a percentage of net patient service revenue, depreciation and amortization expense increased from 0.8% to 1.0% for the years ended December 31, 2002 and 2003, respectively.

Other Income (Expense)

Other income (expense) decreased $0.1 million, or 23.1%, from income of $325,000 to income of $250,000 for the years ended December 31, 2002 and 2003, respectively, due to a decrease in interest income related to the use of investment funds for acquisitions in 2003 and the maturity of bond holdings in 2002. Also, we acquired the minority interest in the Hospice of Houston in the third quarter of 2002, reversing $50,000 of previously recorded minority interest expense.

Provision for Income Taxes

Our provision for income taxes was $13.1 million and $19.8 million for the years ended December 31, 2002 and 2003, respectively. We had an effective income tax rate of approximately 38% and 39% for the years ended December 31, 2002 and 2003, respectively. The difference between our effective income tax rate and the statutory rate in each year is primarily attributable to state income taxes.

Liquidity and Capital Resources

Our principal liquidity requirements are for our stock repurchase program, acquisition and implementation of a new integrated billing and clinical management and electronic medical records system, working capital, development plans, hospice acquisitions, debt service and other capital expenditures. We finance these requirements primarily with operating leases, normal trade credit terms and cash flows from operations. As of December 31, 2004, we had cash and cash equivalents of $24.9 million and working capital of $63.3 million. At such date, we also had short-term investments of $8.4 million.

Cash provided by operating activities was $18.7 million, $27.6 million and $47.2 million for the years ended December 31, 2002, 2003 and 2004, respectively. The increase in cash provided by operating activities in 2002, 2003 and 2004 was primarily attributable to the net income generated during those years, increases in non-cash charges and decreases in working capital.

Investing activities, consisting primarily of cash paid for acquisition of hospice programs, short-term investments, and property and equipment, used cash of $1.0 million, $27.3 million and $41.2 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Net cash (used in) provided by financing activities was $(2.7) million, $5.0 million and $(19.4) million for the years ended December 31, 2002, 2003 and 2004, respectively, and represented payments on acquisition notes and proceeds from the issuance of common stock and payments related to our stock repurchase program.

In connection with our acquisition of a hospice program in November 2000, we issued a promissory note payable to the seller in the principal amount of $0.5 million bearing interest at the rate of 8% per annum. In November 2001, we paid the seller $0.2 million of the outstanding principal balance, plus accrued and unpaid interest of $0.1 million. The remaining principal amount of $0.3 million, plus accrued and unpaid interest, was paid in May 2002.

In connection with our acquisition of seven hospice programs in 2001, we paid an aggregate of $8.2 million in cash and issued promissory notes payable to the sellers in the aggregate principal amount of $3.1 million. During the first quarter of 2002, we repaid in full the principal balance of one note and all accrued and unpaid interest in the aggregate amount of $0.3 million. During the second quarter of 2002, we repaid in full the principal balance and all accrued and unpaid interest relating to one note in the aggregate amount of $0.5 million and also repaid principal and accrued and unpaid interest relating to three notes in the aggregate amount of $1.1 million. During the third quarter of 2002, we repaid in full the principal balance and all accrued and unpaid interest relating to three notes in the aggregate amount of $1.0 million. During the first quarter of 2003, we repaid in full the principal balance and all accrued and unpaid interest relating to one note in the aggregate amount of $0.3 million.

On May 14, 2004, we entered into a new revolving line of credit with General Electric Capital Corporation (as amended, the "Credit Agreement") that provides us with a $40 million revolving line of credit, subject to three separate $10 million increase options. The revolving line of credit will be used, if necessary, to fund future acquisitions, working capital, capital expenditures and general corporate purposes. Borrowings outstanding under the revolving line of credit will bear interest at LIBOR plus 2.5% or the higher of the prime rate or 50 basis points over the federal funds rate. The revolving line of credit expires May 14, 2007. The revolving line of credit has an unused facility fee of 0.375% per annum and an annual monitoring fee of $30,000. No amounts have been drawn on the revolving line of credit as of December 31, 2004. The revolving line of credit is secured by substantially all of our and our subsidiaries' existing and after-acquired personal property assets and all after-acquired real property assets. We and our subsidiaries are subject to affirmative and negative covenants under the Credit Agreement. We are currently in compliance with all covenants under the Credit Agreement.

As discussed under Part II, "Item 1. Legal Proceedings," in September 2004, we were informed by the Civil Division of the U.S. Department of Justice (the "DOJ") that it has begun an investigation of us under the authority of the False Claims Act. On November 1, 2004, we entered into an amendment to the Credit Agreement which, among other things, amended the definition of "Indebtedness" in the Credit Agreement such that (i) the assessment of any fines, penalties and damages, if any, arising from the DOJ investigations will result in a default under the Credit Agreement, meaning that we will be prohibited from using loan proceeds to pay for such fines, penalties and damages, and (ii) fines, penalties and damages, if any, arising from the DOJ investigations will be included for purposes of calculating financial covenants. Accordingly, if we are assessed any fines, penalties and damages by the DOJ, we could be forced to use other sources of capital to pay the amounts of such fines, penalties and damages.

On November 1, 2004, we announced the adoption of an open market stock repurchase program to repurchase up to $30 million of our common stock over a six-month period. The timing and the amount of any repurchase of shares during the six-month period is determined by management based on its evaluation of market conditions and other factors. As of December 31, 2004, we had purchased 1,648,600 shares of our common stock at a cost of $20.3 million (average cost of $12.29 per share) and had approximately 35.1 million shares outstanding as of December 31, 2004. We may purchase up to an additional $9.7 million of common stock under the previously announced stock repurchase program. Stock repurchases are being funded out of our working capital.

Contractual Obligations

We have various contractual obligations as of December 31, 2004 that could impact our liquidity as summarized below:

	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
			(In thousands)		
Long-Term Debt	$ 14	$ 5	$ 7	$ 2	$ —
Operating Leases	33,172	8,473	12,970	6,364	5,365
Total Contractual Obligations	$33,186	$8,478	$12,977	$6,366	$5,365

We expect that our principal liquidity requirements will be for our stock repurchase program, acquisition and implementation of a new integrated billing and clinical management and electronic medical records system, working capital, development plans, hospice acquisitions, debt service and other anticipated capital expenditures. We expect that our existing funds, cash flows from operations and our revolving line of credit under the Credit Agreement will be sufficient to fund our principal liquidity requirements for at least 12 months following the date of this Annual Report on Form 10-K. Our future liquidity requirements and the adequacy of our available funds will depend on many factors, including payment for our services, changes in the Medicare per beneficiary cap amount, changes in Medicare payment rates, regulatory changes and compliance with new regulations, expense levels, capital expenditures, development of new hospices and acquisitions.

Off-Balance Sheet Arrangements

Currently, we do not have any off-balance sheet arrangements.

Interest Rate and Foreign Exchange Risk

Interest Rate Risk. We do not expect our cash flow to be affected to any significant degree by a sudden change in market interest rates. We have not implemented a strategy to manage interest rate market risk because we do not believe that our exposure to this risk is material at this time. We invest excess cash balances in money market accounts with average maturities of less than 90 days and our short-term investments generally are variable rate or contain interest reset features which causes their face value to be relatively stable.

Foreign Exchange. We operate our business within the United States and execute all transactions in U.S. dollars.

Recent Accounting Pronouncements

In March 2004, the FASB issued a Proposed Statement, *Share Based Payments,* an amendment of FASB Statements No. 123 and 95 on accounting for share-based payments, that would eliminate the ability to account for share-based payments using Accounting Standards Board Opinion No. 25, *Accounting for Stock Issued to Employees,* and require all such transactions to be accounted for using a fair value based method. The Proposed Statement would become effective for awards granted, modified or settled in years beginning after December 15, 1994 that are not vested as of the Proposed Statement's effective date. We have not determined the effect of adopting the Proposed Statement on our consolidated financial position, results of operations or cash flows.

Payment, Legislative and Regulatory Changes

We are highly dependent on payments from the Medicare and Medicaid programs. These programs are subject to statutory and regulatory changes, possible retroactive and prospective rate adjustments, administrative rulings, rate freezes and funding reductions. Reductions in amounts paid by these programs for our services or changes in methods or regulations governing payments for our services could materially adversely affect our net patient service revenue and profitability. For the year ended December 31, 2004, Medicare and Medicaid services constituted 92.5% and 4.1% of our net patient service revenue, respectively.

Inflation

The healthcare industry is labor intensive. Wages and other expenses increase during periods of inflation and when labor shortages occur in the marketplace. In addition, suppliers pass along rising costs to us in the form of higher prices. We have implemented cost control measures designed to curb increases in operating expenses. We cannot predict our ability to cover or offset future cost increases.

Some Risks Related to Our Business

An investment in our common stock is subject to the significant risks inherent in our business. As such, you should consider carefully the risks and uncertainties described below and the other information included in this Annual Report on Form 10-K. The occurrence of any of the events described below could have a material adverse effect on our business. Additional risks and uncertainties that we do not presently know or that we currently consider immaterial may also impair our business operations. If any of the following risks occur, it could cause the trading price of our common stock to decline, perhaps significantly.

We are highly dependent on payments from Medicare and Medicaid. If there are changes in the rates or methods governing these payments for our services, our net patient service revenue and profits could materially decline.

We are highly dependent on payments from Medicare and Medicaid. Approximately 97.5%, 96.9% and 96.6% of our net patient service revenue for 2002, 2003 and 2004, respectively, consisted of payments, paid primarily on a per diem basis, from the Medicare and Medicaid programs. Because we generally receive fixed payments for our hospice care services based on the level of care provided to our hospice patients, we are at risk for the cost of services provided to our hospice patients. Reductions in amounts paid by government programs for our services or changes in methods or regulations governing payments could cause our net patient service revenue and profits to materially decline.

We are subject to a Medicare cap amount which is calculated by Medicare. Our net patient service revenue and profitability could be adversely affected by limitations on Medicare payments and Medicare cap calculations.

Overall payments made by Medicare to us are subject to a cap amount calculated by the Medicare fiscal intermediary at the end of the hospice cap period. The hospice cap period runs from November 1st of each year through October 31st of the following year. Total Medicare payments to us during this period are compared to the cap amount for this period. Payments in excess of the cap amount must be returned by us to Medicare. The cap amount is calculated by multiplying the number of beneficiaries electing hospice care during the period by a statutory amount ("multiplier") that is indexed for inflation. Our estimated cap amount was approximately $1.8 million for the twelve month period ending October 31, 2004. The multiplier for the twelve month period ending October 31, 2005 has not been established by Medicare. Once published, the new multiplier will become effective retroactively for all services performed since November 1, 2004. The hospice cap amount is computed on a program-by-program basis. Our net patient service revenue for 2004 was reduced by approximately $2.1 million as a result of six of our hospice programs exceeding the Medicare cap. Our ability to comply with this limitation depends on a number of factors relating to a given hospice program, including number of admissions, average length of stay and mix in level of care. Our revenue and profitability may be materially reduced if we are unable to comply with this and other Medicare payment limitations. We cannot assure that additional hospice programs will not exceed the cap amount in the future.

We operate in an industry that is subject to extensive federal, state and local regulation, and changes in law and regulatory interpretations could reduce our net patient service revenue and profitability.

The healthcare industry is subject to extensive federal, state and local laws, rules and regulations relating to, among others:

- payment for services;
- conduct of operations, including fraud and abuse, anti-kickback prohibitions, physician self-referral prohibitions and false claims;
- privacy and security of medical records;
- employment practices; and
- facility and professional licensure, including certificates of need, surveys, certification and recertification requirements, and corporate practice of medicine prohibitions.

In recent years, Congress and some state legislatures have introduced an increasing number of proposals to make significant changes in the healthcare system. Changes in law and regulatory interpretations could reduce our net patient service revenue and profitability.

Recently, there have been heightened coordinated civil and criminal enforcement efforts by both federal and state government agencies relating to the healthcare industry. There has also been an increase in the filing of actions by private individuals on behalf of the federal government against healthcare companies alleging the filing of false or fraudulent Medicare or Medicaid claims. This heightened enforcement activity increases our potential exposure to damaging lawsuits, investigations and other enforcement actions. Any such action could distract our management and adversely affect our business reputation and profitability.

We are currently the subject of a civil investigation by the DOJ. We are cooperating with the investigation, which still is in its preliminary stages and may take a considerable amount of time to resolve. We are unable to predict, what, if any, action the DOJ might take as a result of its investigation, or the impact, if any, such action may have on our business, operations, liquidity or capital resources. For a more detailed discussion of this investigation, see "Item 3. Legal Proceedings."

In the future, different interpretations or enforcement of laws, rules and regulations governing the healthcare industry could subject our current business practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services and capital expenditure programs, increase our operating expenses and distract our management. If we fail to comply with these extensive laws and government regulations, we could become ineligible to receive government program payments, suffer civil and criminal penalties or be required to make significant changes to our operations. In addition, we could be forced to expend considerable resources responding to an investigation or other enforcement action under these laws or regulations. For a more detailed discussion of the regulatory environment in which we operate, see "Item 1. Business — Government Regulation and Payment Structure."

Almost half of our hospice patients reside in nursing homes. Changes in the laws and regulations regarding payments for hospice services and "room and board" provided to our hospice patients residing in nursing homes could reduce our net patient service revenue and profitability.

For our hospice patients receiving nursing home care under certain state Medicaid programs who elect hospice care under Medicare or Medicaid, the state must pay us, in addition to the applicable Medicare or Medicaid hospice per diem rate, an amount equal to at least 95% of the Medicaid per diem nursing home rate for "room and board" furnished to the patient by the nursing home. We contract with various nursing homes for the nursing homes' provision of certain "room and board" services that the nursing homes would otherwise provide Medicaid nursing home patients. We bill and collect from the applicable state Medicaid program an amount equal to at least 95% of the amount that would otherwise have been paid directly to the nursing home under the state's Medicaid plan. Under our standard nursing home contracts, we pay the nursing home for these "room and board" services at 100% of the Medicaid per diem nursing home rate.

Government studies conducted in the last several years have suggested that the reimbursement levels for hospice patients living in nursing homes may be excessive. In particular, the federal government has expressed concern that hospice programs may provide fewer services to patients residing in nursing homes than to patients living in other settings due to the presence of the nursing home's own staff to address problems that might otherwise be handled by hospice personnel. Because hospice programs are paid a fixed per diem amount, regardless of the volume or duration of services provided, the government is concerned that hospice programs may be increasing their profitability by shifting the cost of certain patient care services to the nursing home.

The reduction or elimination of Medicare payments for hospice patients residing in nursing homes would significantly reduce our net patient service revenue and profitability. In addition, changes in the way nursing homes are reimbursed for "room and board" services provided to hospice patients residing in nursing homes could affect our ability to obtain referrals from nursing homes. A reduction in referrals from nursing homes would adversely affect our net patient service revenue and profitability.

If we are unable to maintain relationships with existing patient referral sources or to establish new referral sources, our growth and profitability could be adversely affected.

Our success is heavily dependent on referrals from physicians, nursing homes, assisted living facilities, adult care centers, hospitals, managed care companies, insurance companies and other patient referral sources in the communities that our hospice locations serve, as well as on our ability to maintain good relations with these referral sources. Our referral sources are not contractually obligated to refer hospice patients to us and may refer their patients to other hospice care providers, or not at all. Our growth and profitability depend significantly on our ability to provide good patient and family care, to establish and maintain close working relationships with these patient referral sources and to increase awareness and acceptance of hospice care by our referral sources and their patients. We cannot assure that we will be able to maintain our existing referral source relationships or that we will be able to develop and maintain new relationships in existing or new markets. Our loss of existing relationships or our failure to develop new relationships could adversely affect our ability to expand our operations and operate profitably. Moreover, we cannot assure that awareness or acceptance of hospice care will increase.

Our growth strategy to develop new hospice locations in new and existing markets may not be successful, which could adversely impact our growth and profitability.

A significant element of our growth strategy is expansion of our business by developing new hospice programs in new markets and growth in our existing markets. This aspect of our growth strategy may not be successful, which could adversely impact our growth and profitability. We cannot assure that we will be able to:

- identify markets that meet our selection criteria for new hospice programs;
- hire and retain a qualified management team to operate each of our new hospice programs;
- manage a large and geographically diverse group of hospice programs;
- become Medicare and Medicaid certified in new markets;
- transfer provider numbers between hospice programs in a timely manner;
- generate sufficient hospice admissions in new markets to operate profitably in these new markets; or
- compete effectively with existing programs in new markets.

Our growth strategy to acquire other hospices may not be successful and the integration of future acquisitions may be difficult and disruptive to our ongoing business.

In addition to growing existing programs and developing new hospice programs, an element of our growth strategy is expansion through the acquisition of other hospice programs. We cannot assure that our acquisition strategy will be successful. The success of our acquisition strategy is dependent upon a number of factors, including:

- our ability to identify suitable acquisition candidates;
- our ability to negotiate favorable acquisition terms, including purchase price, which may be adversely affected due to increased competition with other buyers;
- the availability of financing on terms favorable to us, or at all;
- our ability to integrate effectively the systems and operations of acquired hospices;
- our ability to retain key personnel of acquired hospices; and
- our ability to obtain required regulatory approvals.

Acquisitions involve a number of other risks, including diversion of management's attention from other business concerns and the assumption of known or unknown liabilities of acquired hospices, including liabilities for failure to comply with healthcare laws and regulations. The integration of acquired hospices may place significant strains on our current operating and financial systems and controls. We may not successfully overcome these risks or any other problems encountered in connection with our acquisition strategy.

According to MedPAC, an estimated 56% of hospice programs in the United States are not-for-profit programs. Accordingly, it is likely that a substantial number of acquisition opportunities may involve hospices operated by not-for-profit entities. In recent years, several states have increased review and oversight of transactions involving the sale of healthcare facilities by not-for-profit entities. Although the level of review varies from state to state, the current trend is to provide for increased governmental review, and in some cases approval, of transactions in which a not-for-profit entity sells a healthcare facility or business. This increased scrutiny may increase the difficulty in completing, or prevent the completion of, acquisitions in some states in the future.

Our loss of key management personnel or our inability to hire and retain skilled employees at a reasonable cost could adversely affect our business and our ability to increase patient referrals.

Our future success depends, in significant part, upon the continued service of our senior management personnel. The loss of services of one or more of our key senior management personnel or our inability to hire and retain new skilled employees could adversely affect our future operating results. In addition, the loss of key community education representatives could negatively impact our ability to maintain or increase patient referrals, a key aspect of our growth strategy.

Competition for skilled employees is intense, and the process of locating and recruiting skilled employees with the combination of qualifications and attributes required to care effectively for terminally ill patients and their families can be difficult and lengthy. We cannot assure that we will be successful in attracting, retaining or training highly skilled nursing, management, community education representatives, administrative, admissions and other personnel. Our business could be disrupted and our growth and profitability negatively impacted if we are unable to attract and retain skilled employees.

A nationwide shortage of qualified nurses could adversely affect our profitability and our ability to grow and continue to provide quality, responsive hospice services to our patients as nursing wages and benefits increase.

We currently employ approximately 957 full-time nurses and 341 part-time nurses. We depend on qualified nurses to provide quality, responsive hospice services to our patients. There is currently a nationwide shortage of qualified nurses that is being felt in some of the markets in which we provide hospice services, primarily in California. In response to the shortage of qualified nurses in these markets, we have increased and are likely to continue to increase our wages and benefits to recruit and retain nurses or to engage contract nurses until we hire permanent staff nurses. Our inability to attract and retain qualified nurses could adversely affect our ability to provide quality, responsive hospice services to our patients and our ability to increase patient census in those markets. In addition, because we operate in a fixed reimbursement environment, increases in the wages and benefits that we must provide to attract and retain qualified nurses or an increase in our reliance on contract nurses could negatively impact our profitability.

Medical reviews and audits by governmental and private payors could result in material payment recoupments and payment denials, which could negatively impact our business.

Medicare fiscal intermediaries and other payors periodically conduct pre-payment and post-payment medical reviews and other audits of our reimbursement claims. In order to conduct these reviews, the payor requests documentation from us and then reviews that documentation to determine compliance with applicable rules and regulations, including the eligibility of patients to receive hospice benefits, the appropriateness of the care provided to those patients, and the documentation of that care. We cannot predict whether medical reviews or similar audits by federal or state agencies or commercial payors of our hospice programs' reimbursement claims will result in material recoupments or denials, which could have a material adverse effect on our financial condition and results of operations.

If any of our hospice programs fails to comply with the Medicare conditions of participation, that program could be terminated from Medicare hospice reimbursement, thereby adversely affecting our net patient service revenue and profitability.

Each of our hospice programs must comply with the extensive conditions of participation of the Medicare hospice reimbursement benefit. If any of our hospice programs fails to meet any of the Medicare conditions of participation, that program may receive a notice of deficiency from the applicable state surveyor. If that hospice program then fails to institute a plan of correction and correct the deficiency within the correction period provided by the state surveyor, that program could be terminated from receiving Medicare reimbursement. For example, under Medicare hospice program, each of our hospice programs must demonstrate that volunteers provide administrative and direct patient care services in an amount equal to at least five percent of the total patient care hours provided by our employees and contract staff at the hospice program. If we are unable to attract a sufficient number of volunteers at one of our hospice programs to meet this requirement, that program could be terminated from the Medicare benefit if the program fails to address the deficiency within the applicable correction period. Any termination of one or more of our hospice programs from Medicare reimbursement for failure to satisfy the volunteer or other conditions of participation could adversely affect our net patient service revenue and profitability.

Many states have certificate of need laws or other regulatory provisions that may adversely impact our ability to expand into new markets and thereby limit our ability to grow and to increase our net patient service revenue.

Many states have enacted certificate of need laws that require prior state approval to open new healthcare facilities or expand services at existing facilities. Those laws require some form of state agency review or approval before a hospice may add new services or undertake significant capital expenditures. Florida (where we were licensed to operate in two counties in early 2005), and New York have additional barriers to entry. Florida places restrictions on the ability of for-profit corporations to own and operate hospices, and New York places restrictions on the corporate ownership of hospices. Accordingly, our ability to operate in New York and expand in Florida is restricted. These laws could affect our ability to expand into new markets and to expand our services and facilities in existing markets.

We may not be able to compete successfully against other hospice providers, and competitive pressures may limit our ability to maintain or increase our market position and adversely affect our profitability.

Hospice care in the United States is competitive. In many areas in which our hospice programs are located, we compete with a large number of organizations, including:

- community-based hospice providers;
- national and regional companies;

- hospital-based hospice and palliative care programs;
- nursing homes; and
- home health agencies.

Some of our current and potential competitors have or may obtain significantly greater financial and marketing resources than us. Various healthcare companies have diversified into the hospice market. For example, a few large healthcare providers, including Beverly Enterprises, Inc. and Manor Care, Inc., have entered the hospice business directly or through affiliates. Relatively few barriers to entry exist in our local markets. Accordingly, other companies, including hospitals and other healthcare organizations that are not currently providing hospice care, may expand their services to include it. We may encounter increased competition in the future that could negatively impact patient referrals to us, limit our ability to maintain or increase our market position and adversely affect our profitability.

If our costs were to increase more rapidly than the fixed payment adjustments we receive for our hospice services from Medicare and Medicaid, our profitability could be negatively impacted.

We generally receive fixed payments for our hospice services based on the level of care we provide to patients and their families. Accordingly, our profitability is largely dependent on our ability to manage costs of providing hospice services. Medicare and Medicaid currently provide for an annual adjustment of the various hospice payment rates based on the increase or decrease of the medical care expenditure category of the Consumer Price Index; however, the increases have usually been less than actual inflation. If this adjustment were eliminated or reduced, or if our costs of providing hospice services, over one-half of which consist of labor costs, increased more than the annual adjustment, our profitability could be negatively impacted. In addition, cost pressures resulting from shorter patient lengths of stay and the use of more expensive forms of palliative care, including drugs and drug delivery systems, could negatively impact our profitability.

New federal and state legislative and regulatory initiatives relating to patient privacy could require us to expend substantial sums on acquiring and implementing new information systems.

There are currently numerous legislative and regulatory initiatives at both the state and federal levels that address patient privacy concerns. In particular, HIPAA contains provisions that may require us to implement new computer systems and business procedures designed to protect the privacy and security of each of our patient's individual health information. The Department of Health and Human Services published final regulations addressing patient privacy on December 28, 2000, transaction and code set final regulations on September 23, 2003, and final regulations addressing the security of such health information on February 20, 2003. We have complied with the requirements of the privacy regulations, transaction and code set regulations, and must comply with the requirements of the security regulations by April 21, 2005. We continue to evaluate and update our processes and procedures to meet the requirements of the new standards; however, we cannot assure you that all of the parties with whom we do business will be in compliance with HIPAA. Additional legislative and regulatory initiatives and changes in the interpretation of existing legislative and regulatory initiatives regarding patient privacy could result in additional operating costs, which could materially adversely affect our profitability.

Our net patient service revenue and profitability may be constrained by cost containment initiatives undertaken by insurers and managed care companies.

Initiatives undertaken by insurers and managed care companies to contain healthcare costs affect the profitability of our hospice programs. We have a number of contractual arrangements with insurers and managed care companies for providing hospice care for a fixed fee. These payors attempt to control healthcare costs by contracting with hospices and other healthcare providers to obtain services on a discounted basis. We believe that this trend may continue and may limit payments for healthcare services, including hospice services. In addition, future changes in Medicare related to Medicare HMO programs could result in managed care companies becoming financially responsible for providing hospice care. If such changes were to occur, managed care companies could be responsible for payments to us out of their Medicare payments, and a greater percentage of our net patient service revenue could come from managed care companies. As managed care companies attempt to control hospice-related costs, they could reduce payments to us for hospice services. These developments could negatively impact our net patient service revenue and profitability.

A significant reduction in the carrying value of our goodwill could have a material adverse effect on our profitability.

A significant portion of our total assets consists of intangible assets, primarily goodwill. Goodwill accounted for approximately 46.0% of our total assets as of December 31, 2004. Any event that results in the significant impairment of our goodwill, such as closure of a hospice program, sustained operating losses or denial of a certificate of need application could have a material adverse effect on our profitability.

Professional and general liability claims may have an adverse effect on us either because our insurance coverage may be inadequate to cover the losses or because claims against us, regardless of merit or eventual outcome, may adversely affect our reputation, our ability to obtain patient referrals or our ability to expand our business.

In recent years, participants in the healthcare industry have become subject to an increasing number of lawsuits, including allegations of medical malpractice. Many of these lawsuits involve large claims and substantial defense costs. From time to time, we are subject to these types of lawsuits. While we maintain professional and general liability insurance, some risks and liabilities, including claims for punitive damages, are not covered by insurance. In addition, we cannot assure that our coverage will be adequate to cover potential losses. While we have been able to obtain liability insurance in the past, insurance can be expensive and may not be available in the future on terms acceptable to us, or at all. Claims, regardless of their merit or eventual outcome, may also adversely affect our reputation, our ability to obtain patient referrals or our ability to expand our business, as well as divert management resources from the operation of our business.

We may need additional capital to fund our operations and finance our growth, and we may not be able to obtain it on terms acceptable to us, or at all.

We expect that our existing funds, cash flows from operations and borrowings under our Credit Agreement will be sufficient to fund our working capital needs, anticipated hospice development and acquisition plans, debt service requirements and other anticipated capital requirements for at least 12 months following the date of this Annual Report on Form 10-K. Continued expansion of our business through the development of new hospice programs and acquisitions may require additional capital, in particular if we were to accelerate our hospice program development and acquisition plans. In the past, we have relied on funds raised through our initial public offering and private issuances of debt and equity and also through bank financing and cash flows from operations to support our growth. In the future, required financing may not be available or may be available only on terms that are not favorable to us. If we are unable to raise additional funds, we may have to delay or abandon some or all of our growth strategies. Further, if additional funds are raised through the issuance of additional equity securities, the percentage ownership of our stockholders would be diluted. Any new equity securities may have rights, preferences or privileges senior to those of our common stock.

We are dependent on proper functioning of our information systems to efficiently manage our business.

Our information systems are essential for providing billing and accounts receivable functions. Our systems are vulnerable to various disasters, including fire, storms, loss of power, physical or software break-ins and other such events. If our systems fail or are unavailable for any reasons, our ability to maintain billing records or to pay our staff in a timely manner could be jeopardized.

We may experience difficulties in implementing a new integrated billing and clinical management and electronic medical records system which we anticipate acquiring in 2005.

We plan to begin implementation of a new integrated billing, clinical management and electronic medical records system in 2005. Information system integration and changes can cause disruption of operations and temporarily hinder the billing and collecting of claims.

If any unforeseen problems emerge in connection with our new integrated billing clinical management and electronic medical records system, billing delays and errors may occur, which could significantly increase the time that it takes for us to collect payments from payors, and in some cases, our ability to collect at all. Any such increase in collection time or inability to collect could have a material adverse effect on our cash flows or result in a financial loss.

Provisions in our charter documents, under Delaware law, and in our stockholder rights plan could discourage a takeover that stockholders may consider favorable.

Our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable because they:

- authorize the issuance by the board of directors of preferred stock without the requirement of stockholder approval, which could make it more difficult for a third party to acquire a majority of our outstanding voting stock;
- provide for a classified board of directors with staggered, three-year terms;
- prohibit cumulative voting in the election of directors;
- prohibit our stockholders from acting by written consent;
- limit the persons who may call special meetings of stockholders;
- prohibit our stockholders from amending our bylaws unless the amendment is approved by the holders of at least 80% of our shares of common stock; and
- establish advance notice requirements for nominations for election to the board of directors or for proposing matters to be approved by stockholders at stockholder meetings.

In addition, our certificate of incorporation prohibits the amendment by our stockholders of many provisions of our certificate of incorporation unless the amendment is approved by the holders of at least 80% of our shares of common stock.

Delaware law may also discourage, delay or prevent someone from acquiring or merging with us. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. Our board of directors could use this provision to prevent or delay takeovers.

In addition, purchase rights distributed under our stockholder rights plan will cause substantial dilution to any person or group that attempts to acquire us without conditioning the offer on our redemption of the rights.

These provisions could discourage potential acquisition proposals and could delay or prevent a change of control transaction. As a result, they may limit the price investors may be willing to pay for our stock in the future.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Changes in interest rates would affect the fair market value of our fixed rate debt instruments but would not have an impact on our earnings or cash flows. We do not currently have any variable rate debt instruments. Fluctuations in interest rates on any future variable rate debt instruments, which are tied to the prime rate, would affect our earnings and cash flows but would not affect the fair market value of the variable rate debt.

Item 8. ***Financial Statements and Supplementary Data***

Reference is made to the Index to Consolidated Financial Statements on page F-1 of this Annual Report on Form 10-K for a listing of our consolidated financial statements and related notes thereto. All financial statement schedules are omitted because the required information is not present, not present in material amounts or is presented within the consolidated financial statements.

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Our Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2004, and based on such evaluation have concluded that such disclosure controls and procedures are effective in timely alerting them to material information that is required to be disclosed in the periodic reports we file or submit under the Securities Exchange Act of 1934. There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15a-15(f) under the Securities Exchange Act of 1934) that occurred during the quarter ended December 31, 2004, that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting.

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework.* Based on our assessment, we believe that, as of December 31, 2004, the Company's internal control over financial reporting is effective based on those criteria.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, has been audited by Ernst & Young, LLP, the independent registered public accounting firm who also audited the Company's consolidated financial statements. Ernst & Young LLP's attestation report on management's assessment of the Company's internal control over financial reporting appears on page 49 hereof.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Odyssey HealthCare, Inc.

We have audited management's assessment, included in the accompanying "Management's Report on Internal Control over Financial Reporting", that Odyssey HealthCare, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Odyssey HealthCare, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Odyssey HealthCare, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Odyssey HealthCare, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Odyssey HealthCare, Inc. as of December 31, 2003 and 2004 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. Our report dated March 11, 2005, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Dallas, Texas
March 11, 2005

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

The information set forth under the headings "Proposal One — Election of Class I Directors," "Directors," "Code of Ethics," "Meetings and Committees of Directors," "Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" contained in our definitive Proxy Statement to be filed pursuant to Regulation 14A of the Securities Exchange Act of 1934 (the "Exchange Act") in connection with our 2005 Annual Meeting of Stockholders is incorporated herein by reference.

Item 11. ***Executive Compensation***

The information set forth under the headings "Executive Compensation," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report on Executive Compensation" and "Performance Graph" contained in our definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act in connection with our 2005 Annual Meeting of Stockholders is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information set forth under the heading "Security Ownership of Principal Stockholders and Management" contained in our definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act in connection with our 2005 Annual Meeting of Stockholders is incorporated herein by reference.

For information regarding common stock to be issued pursuant to equity-based compensation plans, see "Item 5. Market for Registrant's Common Equity and Related Stockholder Matters."

Item 13. ***Certain Relationships and Related Transactions***

The information set forth under the headings "Executive Compensation" and "Certain Relationships and Related Transactions" contained in our definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act in connection with our 2005 Annual Meeting of Stockholders is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

The information set forth under the heading "Fees Paid to Independent Auditors" contained in our definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act in connection with our 2005 Annual Meeting of Stockholders is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) The financial statements filed as part of this Annual Report on Form 10-K are listed in the Index to Consolidated Financial Statements on page F-1 of this Annual Report on Form 10-K.

(2) All financial statement schedules are omitted because the required information is not present, not present in material amounts or is presented within the financial statements.

(3) The following documents are filed or incorporated by reference as exhibits to this Annual Report on Form 10-K:

Exhibit Number	Description
2.1	— Asset Purchase Agreement, dated as of January 9, 2004, by and among Odyssey HealthCare Operating A, LP, Crown of Texas Hospice, Amarillo, Ltd., Crown of Texas Hospice, Southeast, Ltd., and certain other individuals named therein (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K as filed with the Commission on January 15, 2004)
3.1	— Fifth Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-51522) as filed with the Commission on September 13, 2001)
3.2	— Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (Registration No. 333-51522) as filed with the Commission on December 8, 2000)
4.1	— Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-51522) as filed with the Commission on August 2, 2001)
4.2	— Second Amended and Restated Registration Rights Agreement, dated July 1, 1998, by and among Odyssey HealthCare, Inc. and the security holders named therein (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-1 (Registration No. 333-51522) as filed with the Commission on December 8, 2000)
4.3	— Rights Agreement (the "Rights Agreement") dated November 5, 2001, between Odyssey HealthCare, Inc. and Rights Agent (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A as filed with the Commission on December 8, 2001)
4.4	— Form of Certificate of Designation of Series A Junior Participating Preferred Stock (included as Exhibit A to the Rights Agreement (Exhibit 4.3 hereto))
10.1.1	— Credit Agreement, dated May 14, 2004, among Odyssey HealthCare Operating A, LP, Odyssey HealthCare Operating B, LP and Hospice of the Palm Coast, Inc. as borrowers, Odyssey HealthCare Inc. as a credit party and the other credit parties signatory thereto, General Electric Capital Corporation as agent and lender, and the other lenders signatory thereto from to time (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K as filed with the Commission on May 26, 2004)
10.1.2	— Consent and Amendment No. 1 to Credit Agreement dated November 1, 2004. (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q as filed with the Commission on November 9, 2004
10.2	— Employment Agreement, dated as of January 1, 2004, by and between Odyssey HealthCare, Inc. and William F. Ward (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q as filed with the Commission on May 5, 2004)
10.3	— Amended and Restated Employment Agreement, effective as of February 28, 2002, by and between Odyssey HealthCare, Inc. and Richard R. Burnham (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K as filed with the Commission on March 20, 2002)

Exhibit Number	Description
10.4	— Amended and Restated Employment Agreement, effective as of February 28, 2002, by and between Odyssey HealthCare, Inc. and David C. Gasmire (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K as filed with the Commission on March 20, 2002)
10.5	— Amended and Restated Employment Agreement, effective as of February 28, 2002, by and between Odyssey HealthCare, Inc. and Douglas B. Cannon (incorporated by reference to Exhibit 10.4 to the Company's Annual report on Form 10-K as filed with the Commission on March 20, 2002)
10.6.1	— Odyssey HealthCare, Inc. Stock Option Plan (the "Stock Option Plan") (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 (Registration No. 333-51522) as filed with the Commission on December 8, 2000)
10.6.2	— First Amendment to the Stock Option Plan, dated January 31, 2001 (incorporated by reference to Exhibit 10.5.2 to the Company's Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-51522) as filed with the Commission on September 13, 2001)
10.7	— 2001 Equity-Based Compensation Plan (incorporated by reference to Exhibit 10.6 to the Company's Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-51522) as filed with the Commission on September 13, 2001)
10.8.1	— Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.7 to the Company's Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-51522) as filed with the Commission on September 13, 2001)
10.8.2	— First Amendment to Employee Stock Purchase Plan, dated March 6, 2002 (incorporated by reference to Exhibit 10.7.2 to the Company's Annual Report on Form 10-K as filed with the Commission on March 20, 2002)
10.9	— Form of Indemnification Agreement between Odyssey HealthCare, Inc. and its directors and officers (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 (Registration No. 333-51522) as filed with the Commission on December 8, 2000)
10.10.1	— Promissory Note and Warrant Purchase Agreement, dated May 22, 1998, by and among Odyssey HealthCare, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.10.1 to the Company's Registration Statement on Form S-1 (Registration No. 333-51522) as filed with the Commission on December 8, 2000)
10.10.2	— Form of Warrant, dated May 22, 1998 (incorporated by reference to Exhibit 10.10.2 to the Company's Registration Statement on Form S-1 (Registration No. 333-51522) as filed with the Commission on December 8, 2000)
10.10.3	— First Amendment to Warrants, dated December 6, 2000 (incorporated by reference to Exhibit 10.10.3 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-51522) as filed with the Commission on August 2, 2001)
21	— Subsidiaries of Odyssey HealthCare, Inc.*
23.1	— Consent of Ernst & Young LLP*
31.1	— Certification required by Rule 13a-14(a), dated March 14, 2005, by Richard R. Burnham, Chief Executive Officer*
31.2	— Certification required by Rule 13a-14(a), dated March 14, 2005, by Douglas B. Cannon, Chief Financial Officer*
32	— Certification required by Rule 13a-14(b), dated March 14, 2005, by Richard R. Burnham, Chief Executive Officer, and Douglas B. Cannon, Chief Financial Officer**

* Filed herewith.

** Furnished herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ODYSSEY HEALTHCARE, INC.

By: /s/ RICHARD R. BURNHAM

Richard R. Burnham
President and Chief Executive Officer

Date: March 14, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ RICHARD R. BURNHAM Richard R. Burnham	Chairman of the Board, President & Chief Executive Officer	March 14, 2005
/s/ DOUGLAS B. CANNON Douglas B. Cannon	Senior Vice President, Chief Financial Officer, Assistant Secretary and Treasurer (Principal Financial and Accounting Officer)	March 14, 2005
/s/ JOHN K. CARLYLE John K. Carlyle	Director	March 14, 2005
/s/ DAVID W. CROSS David W. Cross	Director	March 14, 2005
/s/ PAUL J. FELDSTEIN Paul J. Feldstein	Director	March 14, 2005
/s/ MARTIN S. RASH Martin S. Rash	Director	March 14, 2005
/s/ SHAWN S. SCHABEL Shawn S. Schabel	Director	March 14, 2005
/s/ DAVID L. STEFFY David L. Steffy	Director	March 14, 2005

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ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Odyssey HealthCare, Inc.

We have audited the accompanying consolidated balance sheets of Odyssey HealthCare, Inc. and subsidiaries as of December 31, 2003 and 2004 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of management of Odyssey HealthCare, Inc. (the "Company"). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Odyssey HealthCare, Inc. and subsidiaries at December 31, 2003 and 2004 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Odyssey HealthCare, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2005, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Dallas, Texas
March 11, 2005

ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2004
	(In thousands, except share and per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 38,284	$ 24,851
Short-term investments	690	8,407
Accounts receivable from patient services, net of allowance for uncollectible accounts of $3,913 and $3,862 at December 31, 2003 and 2004, respectively	58,895	59,376
Deferred tax assets	1,170	30
Income taxes receivable	1,961	1,679
Other current assets	3,584	3,823
Total current assets	104,584	98,166
Property and equipment, net	6,435	7,490
Goodwill	66,678	93,933
Intangibles, net	3,105	4,502
Total assets	$180,802	$204,091
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 5,414	$ 3,664
Accrued compensation	9,647	10,331
Accrued nursing home costs	9,585	9,932
Other accrued expenses	7,128	10,975
Current maturities of long-term debt	4	5
Total current liabilities	31,778	34,907
Long-term debt, less current maturities	13	9
Deferred tax liability	4,286	7,095
Commitments and contingencies	—	—
Stockholders' equity:		
Common stock, $.001 par value:		
Authorized shares — 75,000,000 issued and outstanding shares — 36,547,132 at December 31, 2003 and 36,750,917 at December 31, 2004	37	37
Additional paid-in capital	91,365	95,822
Deferred compensation	(317)	(2,148)
Retained earnings	53,640	88,636
Treasury stock, at cost, 1,648,600 shares outstanding at December 31, 2004	—	(20,267)
Total stockholders' equity	144,725	162,080
Total liabilities and stockholders' equity	$180,802	$204,091

See accompanying notes.

ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2002	2003	2004
	(In thousands, except per share amounts)		
Net patient service revenue	$194,459	$274,309	$350,276
Operating expenses:			
Direct hospice care	99,919	143,738	187,891
General and administrative	55,439	72,809	93,830
Stock-based compensation charges	685	409	287
Provision for uncollectible accounts	2,952	4,015	8,119
Depreciation	1,468	2,181	3,371
Amortization	41	361	690
	160,504	223,513	294,188
Income from operations	33,955	50,796	56,088
Other income (expense):			
Minority interest	50	—	—
Interest income	544	390	359
Interest expense	(269)	(140)	(118)
	325	250	241
Income before provision for income taxes	34,280	51,046	56,329
Provision for income taxes	13,140	19,839	21,333
Net income	$ 21,140	$ 31,207	$ 34,996
Net income per common share:			
Basic net income per common share	$ 0.61	$ 0.87	$ 0.96
Diluted net income per common share	$ 0.58	$ 0.84	$ 0.93
Weighted average shares outstanding:			
Basic	34,782	35,945	36,445
Diluted	36,691	37,256	37,551

See accompanying notes.

ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Deferred Compensation	Retained Earnings	Treasury Stock	Total Stockholders' Equity
	Shares	Amount					
	(Amounts in thousands)						
Balance at January 1, 2002	34,322	$ 35	$ 77,718	$ (1,411)	$ 1,293	$ 0	$ 77,635
Expense related to Initial Public Offering	—	—	(37)	—	—	—	(37)
Amortization of deferred compensation	—	—	—	685	—	—	685
Tax benefit related to stock option exercise	—	—	891	—	—	—	891
Exercise of stock options	676	—	581	—	—	—	581
Exercise of stock warrants	69	—	38	—	—	—	38
Net income	—	—	—	—	21,140	—	21,140
Balance at December 31, 2002	35,067	35	79,191	(726)	22,433	—	100,933
Amortization of deferred compensation	—	—	—	409	—	—	409
Tax benefit related to stock option exercise	—	—	6,936	—	—	—	6,936
Exercise of stock options	1,450	2	5,238	—	—	—	5,240
Employee Stock Purchase Plan	30	—	—	—	—	—	—
Net income	—	—	—	—	31,207	—	31,207
Balance at December 31, 2003	36,547	37	91,365	(317)	53,640	—	144,725
Amortization of deferred compensation	—	—	—	287	—	—	287
Deferred compensation related to restricted stock awards	—	—	2,118	(2,118)	—	—	—
Tax benefit related to stock option exercise	—	—	1,129	—	—	—	1,129
Exercise of stock options	159	—	608	—	—	—	608
Employee Stock Purchase Plan	45	—	602	—	—	—	602
Purchase of treasury stock, at cost	—	—	—	—	—	(20,267)	(20,267)
Net income	—	—	—	—	34,996	—	34,996
Balance at December 31, 2004	36,751	$ 37	$ 95,822	$ (2,148)	$ 88,636	$(20,267)	$162,080

See accompanying notes.

ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2002	2003	2004
		(In thousands)	
Operating Activities:			
Net income	$ 21,140	$ 31,207	$ 34,996
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,509	2,542	4,061
Amortization of deferred charges and debt discount	34	25	68
Stock-based compensation	685	409	287
Minority interest	(50)	—	—
Deferred tax expense	350	3,089	3,949
Tax benefit realized for stock option exercises	891	6,936	1,129
Provision for uncollectible accounts	2,952	4,015	8,119
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(13,561)	(27,585)	(8,600)
Other current assets	(1,275)	(2,706)	43
Accounts payable, accrued nursing home costs and other accrued expenses	6,057	9,673	3,128
Net cash provided by operating activities	18,732	27,605	47,180
Investing Activities:			
Cash paid for acquisitions and procurement of licenses	(21,269)	(22,469)	(29,106)
Decrease (increase) in short-term investments	22,894	(11)	(7,717)
Purchases of property and equipment	(2,600)	(4,775)	(4,403)
Net cash used in investing activities	(975)	(27,255)	(41,226)
Financing Activities:			
Proceeds from issuance of common stock	581	5,240	1,210
Purchases of treasury stock	—	—	(20,267)
Distributions to minority partners	(100)	—	—
Proceeds from issuance of debt	15	13	—
Payments of debt issue costs	—	—	(327)
Payments on debt	(3,220)	(270)	(3)
Net cash (used in) provided by financing activities	(2,724)	4,983	(19,387)
Net increase (decrease) in cash and cash equivalents	15,033	5,333	(13,433)
Cash and cash equivalents, beginning of period	17,918	32,951	38,284
Cash and cash equivalents, end of period	$ 32,951	$ 38,284	$ 24,851
Supplemental cash flow information			
Cash interest paid	$ 341	$ 125	$ 34
Income taxes paid	$ 13,353	$ 11,513	$ 15,976

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2002, 2003 and 2004

1. Organization and Summary of Significant Accounting Policies

Organization

Odyssey HealthCare, Inc. and its subsidiaries (the "Company") provide hospice care, with a goal of improving the quality of life of terminally ill patients and their families. Hospice services focus on palliative care for patients with life-limiting illnesses, which is care directed at managing pain and other discomforting symptoms and addressing the psychosocial and spiritual needs of patients and their families. The Company provides for all medical, psychosocial care and certain other support services related to the patient's terminal illness.

The Company was incorporated on August 29, 1995 in the state of Delaware and, as of March 1, 2005, had 74 Medicare-certified hospice providers serving patients and their families in 30 states, with significant operations in Texas, California and Arizona.

Principles of Consolidation

The consolidated financial statements include the accounts of Odyssey HealthCare, Inc., its wholly-owned subsidiaries, and its other subsidiaries, if any, in which Odyssey HealthCare, Inc. has a controlling financial interest. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents and Short-Term Investments

Cash and cash equivalents include currency, checks on hand, money market funds and overnight repurchase agreements of government securities. Short-term investments primarily include certificates of deposits and debt securities with initial maturities between 180 days and one year.

Fair Value of Financial Instruments

The fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties. Management estimates that the carrying amounts of the Company's financial instruments included in the accompanying consolidated balance sheets are not materially different from their fair values.

Accounts Receivable

Accounts receivable represents amounts due from patients, third-party payors (principally the Medicare and Medicaid programs), and others for services rendered based on payment arrangements specific to each payor. Approximately 91.4% and 86.8% of the accounts receivable as of December 31, 2003 and 2004, respectively, represent amounts due from the Medicare and Medicaid programs. The Company maintains a policy for reserving for uncollectible accounts. The Company calculates the allowance for uncollectible accounts based on a formula tied to the aging of accounts receivable by payor class. The Company reserves for specific accounts that are determined to be uncollectible when such determinations are made. Accounts are written off when all collection efforts are exhausted.

Medicare fiscal intermediaries and other payors periodically conduct pre-payment and post-payment medical reviews and other audits of the Company's reimbursement claims. In order to conduct these reviews, the payor requests documentation in the form of additional development requests from the Company and then reviews that documentation to determine compliance with applicable rules and regulations, including the eligibility of patients to receive hospice benefits, the appropriateness of the care provided to those patients, and the documentation of that care. The Company cannot predict whether medical reviews or similar audits by federal or state agencies or commercial payors of the Company's hospice programs' reimbursement claims will result in material recoupments or denials, which could have a material adverse effect on the Company's financial condition and results of operations.

Goodwill and Other Non-Amortizable Assets

The Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142") on January 1, 2002. Goodwill is the excess of the purchase price over the fair value of identifiable assets acquired. Under SFAS 142, goodwill and intangible assets with indefinite lives are not amortized but reviewed for impairment annually (during the fourth quarter) or more frequently if certain indicators arise. Goodwill is reviewed at the reporting unit level, which is defined in SFAS 142 as an operating segment or one level below an operating segment. The Company has defined their reporting units at the operating segment level. The Company determines the fair value of the reporting units using multiples of revenue. If the fair value of a reporting unit is less than the carrying value, then an indication of impairment exists. The amount of the impairment would be determined by estimating the fair values of the tangible and intangible assets and liabilities, with the remaining fair value assigned to goodwill. The amount of the impairment would be the difference between the carrying amount of the goodwill and the fair value of the goodwill. No impairment charges have been recorded as of December 31, 2004.

Net Patient Service Revenue

Net patient service revenue is reported at the estimated net realizable amounts from Medicare, Medicaid, commercial insurance and managed care payors, patients and others for services rendered to our patients. To determine net patient service revenue, management adjusts gross patient service revenue for estimated contractual adjustments based on historical experience and estimated Medicare cap assessments. Changes in the estimated Medicare cap are adjusted in future periods as the payments are determined. Net patient service revenue also does not include charity care or the Medicaid room and board payments. Net patient service revenue is recognized in the month in which our services are delivered. The percentage of net patient service revenue derived under the Medicare and Medicaid programs was 97.5%, 96.9% and 96.6% for the years ended December 31, 2002, 2003 and 2004, respectively.

The Company is subject to two limitations on Medicare payments for services. With one limitation, if inpatient days of care provided to patients at a hospice exceeds 20% of the total days of hospice care provided for an annual period beginning on November 1st, then payment for days in excess of this limit are paid for at the routine home care rate. None of the Company's hospice programs exceeded the payment limits on inpatient services for the years ended December 31, 2002, 2003, or 2004.

Overall payments made by Medicare to the Company on a per hospice program basis are also subject to a cap amount calculated by the Medicare fiscal intermediary at the end of the hospice cap period. The hospice cap period runs from November 1st of each year through October 31st of the following year. Total Medicare payments to the Company during this period are compared to the cap amount for this period. Payments in excess of the cap amount must be returned by the Company to Medicare. The cap amount is calculated by multiplying the number of Medicare beneficiaries electing hospice care during the period by a statutory amount ("multiplier") that is indexed for inflation. The multipliers for the twelve month periods ended October 31, 2003 and 2004 are $18,661 and $19,636, respectively. The 2004 cap amount is retroactive for all services performed since November 1, 2003. The 2005 multiplier for the Medicare cap year ended October 31, 2005 has not been established. Once established, the new multiplier will become effective retroactively for all services performed since November 1, 2004. The hospice cap amount is computed on a hospice-by-hospice basis.

The following table shows the amounts accrued and paid for the Medicare cap for the Medicare cap years ended 2003, 2004 and 2005.

Medicare Cap Accrual as of December 31, 2004

	Medicare Cap Year Ended October 2003	Medicare Cap Year Ended October 2004	Medicare Cap Year Ended October 2005	Total
		(In thousands)		
Medicare Cap Accrual	$ 657	$1,798	$1,117	$3,571
Medicare Settlement	(160)(1)	—(2)	—	(160)
Payments to Medicare for revenue exceeding cap	(497)	—	—	(497)
Medicare Cap Accrual Balance	$ —	$1,798	$1,117	$2,915

(1) Changes in accruals to satisfy cap repayment as determined by Medicare fiscal intermediary audits. Accruals in excess of Medicare settlement applied to estimate for subsequent Medicare cap year.

(2) Medicare fiscal intermediary audit not yet complete.

For the Medicare cap years ended 2003 and 2004, the cap accruals noted above in the table are for three and four hospice programs, respectively, that exceeded the Medicare cap for the respective Medicare cap year. For the Medicare cap year ended 2005, the $1.1 million has been accrued for eight hospice programs exceeding the cap as of December 31, 2004. The Company will continue to review the adequacy of the 2005 accrual on a quarterly basis. The Company cannot assure you that additional hospice programs will not exceed the cap amount in the future or that the accrual for existing programs subject to the cap amount will not increase.

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations. Compliance with laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties and exclusion from the Medicare and Medicaid programs.

Charity Care

The Company provides charity care to patients without charge when management of the hospice has determined that the patient does not have the financial capability to pay, which is determined at or near the time of admission. Because the Company does not pursue collection of amounts determined to qualify as charity care, they are not reported as revenue.

Charity care, based on established charges, amounted to $2.0 million, $2.9 million and $4.9 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Direct Hospice Care Expenses

Direct hospice care expenses consist primarily of direct patient care salaries, employee benefits, payroll taxes, and travel costs associated with hospice care providers. Direct hospice care expenses also include the cost of pharmaceuticals, medical equipment and supplies, inpatient arrangements, net nursing home costs and purchased services such as ambulance, infusion and radiology.

Property and Equipment and Other Intangible Assets

Property and equipment, including improvements to existing facilities, are recorded at cost. Depreciation and amortization are calculated principally using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for major asset categories are three years for leasehold improvements, three to five years for equipment and computer software, and five years for office furniture.

Other intangible assets are comprised of licenses, non-compete agreements and capitalized CON costs. The non-compete agreements are being amortized based on the terms of the respective agreements while the CON costs are being amortized over 20 years. Licenses are not being amortized due to their indefinite lives but are reviewed annually for impairment.

When events, circumstances and operating results indicate that the carrying value of certain property, equipment, and other intangible assets might be impaired, the Company prepares projections of the undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the projections indicate that the recorded amounts are not expected to be recoverable, such amounts are reduced to estimated fair value. Indicators of potential impairment are typically beyond the control of management. If market conditions become less favorable than those projected by management, impairments may be required.

On January 1, 2002 the Company adopted Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supercedes Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" ("SFAS 121") and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30") for the disposal of a segment of a business. SFAS 144 establishes a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale and resolves implementation issues related to SFAS 121 by removing goodwill from its scope. The adoption of SFAS 144 would impact the results of operations and the financial position of the Company if a component of the Company's business is designated as held for sale after adoption of SFAS 144. Components designated as held for sale would be reported separately as discontinued operations with prior periods restated. Currently, the Company has not designated any components as held for sale under SFAS 144, but could do so in the future.

Stock-Based Compensation

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123 (revised 2004), "Share-Based Payment," which is a revision of FASB Statement 123, "Accounting for Stock-Based Compensation." Statement No. 123R supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in Statement No. 123R is similar to the approach described in Statement 123. However, Statement 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Statement 123R must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company expects to adopt Statement 123R on July 1, 2005.

Statement 123R permits public companies to adopt the requirements using one of two methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123R for all share-based payments granted after the effective date and (b) based on the requirement of Statement 123 for all awards granted to employees prior to the effective date of Statement 123R that remain unvested on the effective date.
2. A "modified retrospective" method which included the requirements of the modified prospective method described above, but also permits companies to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company has not yet determined which method it will use.

As permitted in Statement 123, the Company currently accounts for share-based payments to employees using APB 25 which uses the intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123R's fair value method will have a significant impact on the Company's results of operations, although it will have no impact on the Company's overall financial position. The impact of adoption of Statement 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123R in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 7 to the Company's consolidated financial statements. Statement 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $0.9 million, $6.9 million and $1.1 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Net Income Per Common Share

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing the net income by the weighted average number of common shares outstanding during the period plus the effect of dilutive securities, giving effect to the conversion of employee stock options, restricted stock awards and outstanding warrants (using the treasury stock method and considering the effect of unrecognized deferred compensation charges). Also see Note 7.

Income Taxes

The Company accounts for income taxes using the liability method as required by Statement of Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under the liability method, deferred taxes are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax laws that will be in effect when the differences are expected to reverse. Also see Note 13.

General and Professional Liability Insurance

The Company maintains general (occurrence basis) and professional (claims made basis) liability insurance coverage on a company-wide basis with limits of liability of $1.0 million per occurrence and $3.0 million in the aggregate. The Company also maintains umbrella coverage with a limit of $20.0 million.

Nursing Home Costs

For patients receiving nursing home care under a state Medicaid program who elect hospice care under Medicare or Medicaid, the Company contracts with nursing homes for the nursing homes' provision to patients of room and board services. The state must pay the Company, in addition to the applicable Medicare or Medicaid hospice daily or hourly rate, an amount equal to at least 95% of the Medicaid daily nursing home rate for room and board furnished to the patient by the nursing home. Under the Company's standard nursing home contracts, the Company pays the nursing home for these room and board services at the Medicaid daily nursing home rate. Nursing home costs are offset by nursing home revenue, and the net amount is included in direct hospice care expenses. Nursing home costs totaled $38.4 million, $55.5 million and $72.8 million for the years ended December 31, 2002, 2003 and 2004, respectively. Nursing home revenue totaled $38.2 million, $56.7 million and $73.6 million for the years ended December 31, 2002, 2003 and 2004, respectively. During 2003, the Company conducted a review of the nursing home accrual and determined certain amounts were not payable and reduced nursing home expense by $1.0 million.

Advertising Costs

The Company expenses all advertising costs as incurred, which totaled $0.3 million for each of the years ended December 31, 2002, 2003 and 2004.

Deferred Rent Liability

Payments under operating leases are recognized as rent expense on a straight-line basis over the term of the related lease. The difference between the rent expense recognized for financial reporting purposes and the actual payments made in accordance with the lease agreements is recognized as a deferred rent liability. Rent expense charged to operations exceeded actual rent payments by $0.3 million, $0.7 million and $1.2 million for the years ended December 31, 2002, 2003, and 2004, respectively.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management estimates include an allowance for uncollectible accounts and contractual allowances, accrued compensation, accrued Medicare cap limitations, accrued nursing home costs, accrued patient care costs, accrued taxes, accrued professional fees and goodwill impairment. Actual results could differ from those estimates.

Reclassification

Certain amounts have been reclassified to conform to the current presentation.

2. Acquisitions

2002

In April 2002, the Company purchased all the assets and business of Heart of Ohio Community Health Services Corporation, a hospice program in Columbus, Ohio. The purchase price, including transaction costs, totaled $0.6 million and was accounted for as goodwill.

In April 2002, the Company purchased three hospice programs from Hospice Care of Louisiana, Inc., located in Baton Rouge, New Orleans and Shreveport, Louisiana. The purchase price, including transaction costs, totaled $9.9 million. Assets acquired include goodwill of $9.8 million and furniture and fixtures of $0.1 million.

In June 2002, the Company purchased all the assets and business of Centercal Management Services, LTD, a hospice program located in Bakersfield, California. The purchase price, including transaction costs, totaled $0.5 million and was accounted for as goodwill.

In July 2002, the Company purchased all the assets and business of Palliative Hospice Center, LLC, a hospice program located in Wichita, Kansas. The purchase price, including transaction costs, totaled $0.1 million. Assets acquired included a license of $0.1 million.

In August 2002, the Company purchased all the assets and business of HospiCare, Inc., a hospice program located in Biloxi, Mississippi. The purchase price, including transaction costs, totaled $1.1 million. Assets acquired include licenses of $0.2 million, a non-compete agreement of $0.1 million and goodwill of $0.8 million.

In August 2002, the Company purchased all the assets and business of Delta Hospice, Inc., a hospice program located in Albuquerque, New Mexico, including an alternate delivery site located in Los Alamos, New Mexico. The purchase price, including transaction costs, totaled $2.0 million. Assets acquired include licenses of $0.2 million, a non-compete agreement of $0.1 million and goodwill of $1.7 million. The purchase agreement included an earnout provision, whereby, in December 2002, the Company paid $0.2 million to the seller in response to certain revenue targets being met. The earnout was treated as part of the purchase price.

In September 2002, the Company purchased all the assets and business of The Lutheran Home, Inc., a hospice program located in Omaha, Nebraska. The purchase price, including transaction costs, totaled $0.1 million. Assets acquired include licenses and a non-compete agreement of $0.1 million.

In October 2002, the Company purchased certain assets of Alternative Healthcare Systems, Inc., a hospice program located in Lake Charles, Louisiana. The purchase price, including transaction costs, totaled $3.2 million. Assets acquired include goodwill of $2.8 million, licenses of $0.2 million and a non-compete agreement and fixed assets of $0.2 million.

In December 2002, the Company purchased two hospice programs from Circle of Life Hospice, LLP, located in La Grange and Round Rock, Texas. The purchase price, including transaction costs, totaled $2.5 million. Assets acquired include goodwill of $2.1 million, licenses of $0.2 million, and a non-compete agreement and fixed assets of $0.2 million.

2003

In February 2003, the Company purchased substantially all the assets and business of Good Shepherd Hospice and Palliative Care Center, LLC, a hospice program located in Waxahachie, Texas. The purchase price, including transaction costs, totaled $3.0 million. Assets acquired include licenses of $0.2 million, a non-compete agreement of $0.1 million, goodwill of $2.7 million and certain furniture and fixtures.

In May 2003, the Company purchased substantially all the assets and business of Mahogany Hospice Care, Inc., a hospice program located in Memphis, Tennessee. The purchase price, including transaction costs, totaled $1.3 million. Assets acquired include licenses of $0.3 million, a non-compete agreement of $0.2 million, and goodwill of $0.8 million and certain furniture and fixtures.

Also in May 2003, the Company purchased substantially all the assets and business of Homecare Hospice, Inc., a hospice program located in Valdosta, Georgia. The purchase price, including transaction costs, totaled $0.5 million. Assets acquired include licenses of $0.1 million, a non-compete agreement of $0.1 million, and furniture and fixtures and goodwill of $0.3 million.

In August 2003, the Company purchased substantially all the assets and business of Omega Hospice, Ltd., a hospice program located in Brownsville, Texas. The purchase price, including transaction costs, totaled

$1.7 million. Assets acquired include licenses of $0.1 million, a non-compete agreement of $0.2 million, and goodwill of $1.4 million and certain furniture and fixtures.

Also in August 2003, the Company purchased substantially all the assets and business of First State Hospice, L.L.C., a hospice program located in Wilmington, Delaware. The purchase price, including transaction costs, totaled $0.5 million. Assets acquired include licenses of $0.1 million, a non-compete agreement of $0.1 million, and goodwill of $0.3 million and certain furniture and fixtures.

In September 2003, the Company purchased substantially all the assets and business of Utah's Heritage Hospice, L.L.C., a hospice program located in Salt Lake City, Utah. The purchase price, including transaction costs, totaled $11.8 million. Assets acquired include licenses of $0.2 million, a non-compete agreement of $0.2 million, and goodwill of $11.4 million and certain furniture and fixtures.

Also in September 2003, the Company purchased certain assets of Grace, Inc, a hospice program located in Omaha, Nebraska, with a patient census of approximately 35. The purchase price, including transaction costs, totaled $0.3 million. Assets acquired include a non-compete agreement of $0.1 million and goodwill of $0.2 million.

In November 2003, the Company purchased certain assets of Palliative Care, Inc., a hospice program located in San Antonio, Texas, with a patient census of approximately 100. The purchase price, including transaction costs, totaled $3.3 million. Assets acquired include a non-compete agreement of $0.2 million and goodwill of $3.1 million and certain furniture and fixtures.

2004

In January 2004, the Company purchased substantially all the assets and business of Crown of Texas, Ltd., a hospice provider with operations located in Amarillo and Conroe, Texas. The purchase price totaled $22.5 million. Assets acquired include licenses of $0.6 million, a non-compete agreement of $0.5 million, and furniture and fixtures and goodwill of $21.4 million.

In May 2004, the Company purchased certain assets associated with the Tulsa, Oklahoma hospice operation of Crossroads Hospice of Oklahoma, L.L.C. The hospice was integrated into the Company's existing hospice location in Tulsa. The purchase price totaled $6.0 million. Assets acquired include a non-compete agreement of $0.2 million and furniture and fixtures and equipment and goodwill of $5.8 million.

The Company has made acquisitions to expand its base of hospice locations. All acquisitions were accounted for under the purchase method of accounting. The results of operations have been included in the consolidated financial statements of the Company from the dates of acquisition.

Unaudited pro forma consolidated results of operations of the Company for the years ended December 31, 2002, 2003 and 2004 are presented below. Such pro forma presentation has been prepared assuming that the acquisitions described above have been made as of January 1 of the year preceding the year of acquisition:

	Year Ended December 31,		
	2002	2003	2004
	(In thousands, except per share amounts)		
Pro forma net patient service revenue	$231,611	$314,419	$352,695
Pro forma net income	23,441	34,400	35,248
Pro forma net income per common share:			
Basic	$ 0.67	$ 0.96	$ 0.97
Diluted	$ 0.64	$ 0.92	$ 0.94

3. Intangible Assets

Goodwill allocated to the Company's reportable segments at December 31, 2002, 2003 and 2004 is as follows (in thousands):

	Northeast	Southeast	Central	South	Midwest	Texas	Mountain	West	Corporate	Total
January 1, 2003	$2,379	$703	$3,916	$14,970	$2,590	$ 7,814	$ 8,739	$5,296	$ 120	$46,527
Acquisitions	316	290	237	741	—	7,270	11,297	—	—	20,151
December 31, 2003	2,695	993	4,153	15,711	2,590	15,084	20,036	5,296	120	66,678
Acquisitions	—	—	5,810	—	—	21,445	—	—	—	27,255
Reclasses	—	—	—	—	—	—	92	28	(120)	—
December 31, 2004	$2,695	$993	$9,963	$15,711	$2,590	$36,529	$20,128	$5,324	$ —	$93,933

The Company's total cumulative amortizable goodwill for tax purposes was $65.6 million and $92.8 million as of December 31, 2003 and 2004, respectively. The goodwill amortization expense and the expected amount to be deductible for tax purposes is $3.5 million and $6.3 million for the tax years ended December 31, 2003 and 2004, respectively.

Other indefinite lived assets are comprised of license agreements, which totaled $1.9 million and $2.5 million as of December 31, 2003 and 2004, respectively, and are included in intangibles in the accompanying consolidated balance sheets. The Company does not believe there is any indication that the carrying value of the license agreements exceeds their fair value.

Intangible assets subject to amortization related to non-compete agreements are being amortized based on the terms of their respective agreements and totaled $1.1 million and $1.0 million (net of accumulated amortization of $0.4 million and $1.1 million) as of December 31, 2003 and 2004, respectively, and are included in intangibles in the accompanying consolidated balance sheets. Amortization expense of the assets that still require amortization under SFAS 142 was $0.4 million and $0.7 million for the years ended December 31, 2003 and 2004, respectively. Amortization expense relating to these intangible assets will be approximately $0.5 million, $0.3 million, $0.1 million and $0.1 million in 2005, 2006, 2007 and 2008, respectively.

Intangible assets subject to amortization related to CON costs are being amortized over a 20 year term and totaled $0.1 million and $0.7 million (net of accumulated amortization) as of December 31, 2003 and 2004, respectively, and are included in intangibles in the accompanying consolidated balance sheets.

Intangible assets subject to amortization for deferred costs related to the Credit Agreement are being amortized over the three year term of the Credit Agreement which expires in May 2007. As of December 31, 2004, the deferred costs totaled $0.3 million (net of accumulated amortization of approximately $0.1 million) and are included in intangibles in the accompanying consolidated balance sheets.

4. Common Stock

On February 24, 2003 and August 12, 2003, the Company completed two separate three-for-two stock splits, each payable in the form of a fifty percent stock dividend. The accompanying consolidated financial statements and notes thereto have been restated for all periods presented to reflect these stock dividends.

On November 1, 2004, the Company announced the adoption of an open market stock repurchase program to repurchase up to $30 million of the Company's common stock over a six-month period. The timing and the amount of any repurchase of shares during the six-month period is determined by management based on its evaluation of market conditions and other factors. As of December 31, 2004, the Company had purchased 1,648,600 shares of its common stock at a cost of $20.3 million (average cost of $12.29 per share) and had approximately 35.1 million shares outstanding as of December 31, 2004. The Company may purchase up to an additional $9.7 million of common stock under the previously announced stock repurchase program. Stock repurchases are being funded out of the Company's working capital.

5. Series B Convertible Preferred Stock Warrants

In connection with the issuance of the $1.5 million convertible promissory notes on May 22, 1998, the Company issued Series B warrants to the lenders to purchase 0.2 million shares of Series B Convertible Preferred Stock for consideration of $0.017 per share. The warrants were valued at fair value, as determined by the Company, at $0.2 million. This was recorded as a discount on the convertible promissory notes as of December 31, 1998. The exercise price of the stock warrants was $0.83 and was adjusted from time to time as provided in the warrant purchase agreement. In December 2000, the warrants were amended such that upon completion of an initial public offering where the aggregate price paid for such shares by the public is equal to or greater than $20.0 million at a per share price of at least $4.00, the warrants were exercisable to purchase 0.2 million shares of the Company's common stock at an exercise price of $1.67 per share. This amendment eliminated the possibility of any additional shares of Series B Convertible Preferred Stock becoming outstanding after the completion of an initial public offering and did not provide the holders of the warrants any additional rights and, accordingly, no additional expense was recorded. Series B Convertible Preferred Stock warrants to purchase 30,587 shares of common stock remain outstanding as of December 31, 2004.

6. Stock Options and Restricted Stock Awards

The Company no longer grants options under the Odyssey HealthCare, Inc. Stock Option Plan ("Stock Option Plan"). During 2001, the Company adopted the 2001 Equity-Based Compensation Plan ("Compensation Plan"). Awards of stock options and restricted stock under the Compensation Plan shall not exceed the lesser of 225,000,000 shares, or 10% of the total number of shares of common stock then outstanding, assuming the exercise of all outstanding options, warrants and the conversion or exchange or exercise of all securities convertible into or exchangeable or exercisable for common stock.

At December 31, 2004 there were 490,647 and 2,917,105 options outstanding under the Stock Option Plan and the Compensation Plan, respectively, with exercise prices ranging from $0.04 to $30.64 per share. All options granted have five to ten year terms and vest over a four or five year term.

At December 31, 2004, there were 175,000 restricted stock awards outstanding under the Compensation Plan. These awards vest over a four-year term.

There were 1,611,185, 1,745,401 and 366,330 shares available for issuance under the Compensation Plan as of December 31, 2002, 2003 and 2004, respectively.

A summary of stock option activity follows:

	Weighted Average Exercise Price	Options
	(In thousands, except dollar amounts)	
Options outstanding at January 1, 2002	$ 2.43	3,147
Granted	12.39	597
Canceled	6.19	(210)
Exercised	0.79	(676)
Options outstanding at December 31, 2002	4.51	2,858
Granted	19.81	1,528
Cancelled	13.42	(194)
Exercised	3.04	(1,450)
Options outstanding at December 31, 2003	12.85	2,742
Granted	21.35	1,032
Cancelled	19.11	(207)
Exercised	3.89	(159)
Options outstanding at December 31, 2004	$15.57	3,408

The following table summarizes the stock options outstanding as of December 31, 2004:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Number Vested and Exercisable	Number Unvested and Not Exercisable
	(Amounts in thousands, except dollar and year amounts)			
$ 0.04	1	1.91	1	—
0.44	201	3.77	189	12
1.38	208	5.86	144	64
2.07	1	6.08	—	1
3.11	23	6.33	9	14
5.78	35	6.67	11	24
7.19	420	6.92	302	118
11.28	118	7.58	88	30
11.69	108	7.08	37	71
12.10	373	9.88	—	373
15.15	411	7.92	235	176
15.25	129	8.08	30	99
15.53	81	7.92	39	42
16.87	36	9.33	—	36
17.00	20	9.58	—	20
17.54	1	7.08	—	1
17.78	50	9.58	—	50
18.76	31	8.42	16	15
18.82	29	9.33	—	29
20.00	43	8.42	11	32
21.86	31	9.17	—	31
22.33	443	8.50	122	321
27.96	9	8.50	2	7
28.48	171	8.50	43	128
30.64	435	9.08	150	285
	3,408		1,429	1,979

7. Stock-Based Compensation

Prior to 2001, the Company had two stock-based compensation plans which are described more fully in Note 6. The Company accounts for those plans under the recognition and measurement principles of APB 25. APB 25 uses the intrinsic value method to account for options granted to employees. Stock-based compensation is generally not recognized since the option price is typically equal to the market value of the underlying common stock on the date of grant. During the years ended December 31, 2000 and 2001, the Company recorded aggregate deferred compensation for employees of $2.1 million and $1.5 million, respectively, representing the difference between the exercise prices of the stock options granted in fiscal year 2000 and 2001 under the Odyssey HealthCare, Inc. Stock Option Plan and 2001 Equity-Based Compensation Plan and the then deemed fair value of the common stock prior to the initial public offering (the "Offering"). These amounts are being amortized to operations using the graded method. Under the graded method, approximately 46%, 26%, 15%, 9% and 4%, respectively of each option's compensation expense is recognized in each of the five years following the date of the grant. For the years ended December 31, 2002, 2003 and 2004, the Company amortized deferred compensation and recorded stock-based compensation expense in the amount of $0.7 million, $0.4 million and $0.2 million, respectively, related to the stock options.

During the year ended December 31, 2004, the Company also recorded aggregate deferred compensation for the issuance of grants related to 175,000 restricted stock awards to certain executive officers of $2.1 million which represents the fair value of the awards based on the fair market value of the common stock of $12.10 per share on the date of grant which was November 18, 2004. This amount is being amortized to operations on a straight-line method over four years following the date of grant based on the respective four year vesting schedule. For the year ended December 31, 2004, the Company amortized deferred compensation and recorded $0.1 million in stock-based compensation expense related to the restricted stock awards.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to all stock-based compensation.

	Year Ended December 31		
	2002	2003	2004
		(In thousands)	
Net income available to common stockholders, as reported	$21,140	$31,207	$34,996
Add: Stock-based employee compensation expense recorded, net of tax	425	249	178
Deduct: Fair value stock-based employee compensation expense, net of tax	(1,285)	(2,366)	(4,238)
Pro forma net income available to common stockholders	$20,280	$29,090	$30,936
Earnings per share:			
Basic — as reported	$ 0.61	$ 0.87	$ 0.96
Add: Stock-based employee compensation expense recorded, net of tax	0.01	0.01	0.01
Deduct: Fair value stock-based employee compensation expense, net of tax	(0.04)	(0.07)	(0.12)
Basic — pro forma	$ 0.58	$ 0.81	$ 0.85
Diluted — as reported	$ 0.58	$ 0.84	$ 0.93
Add: Stock-based employee compensation expense recorded, net of tax	0.01	0.00	0.00
Deduct: Fair value stock-based employee compensation expense, net of tax	(0.04)	(0.06)	(0.11)
Diluted — pro forma	$ 0.55	$ 0.78	$ 0.82

The deemed fair value for options was estimated at the date of grant using the Black-Scholes Model, which considers volatility. The following table illustrates the weighted average assumptions for the years ended December 31:

	2002	2003	2004
Risk free interest rate	3.44%-4.55%	3.50%	3.44%
Expected life	5 years	5 years	5 years
Expected volatility	0.715	1.558	0.603
Expected dividend yield	—	—	—

The weighted average deemed fair value of the options granted was $11.46, $16.63 and $11.92 in the years ended December 31, 2002, 2003 and 2004, respectively.

8. Net Income Per Common Share

The following table presents the calculation of basic and diluted net income per common share:

	Year Ended December 31,		
	2002	2003	2004
	(In thousands, except per share amounts)		
Numerator			
Numerator for basic and diluted net income per share — net income available to common stockholders	$21,140	$31,207	$34,996
Denominator			
Denominator for basic net income per share — weighted average shares outstanding	34,782	35,945	36,445
Effect of dilutive securities:			
Employee stock options and restricted stock awards	1,881	1,281	1,076
Series B Preferred Stock Warrants convertible to common stock	28	30	30
Denominator for diluted net income per share — adjusted weighted average shares and assumed or actual conversions	36,691	37,256	37,551
Net income per common share:			
Basic	$ 0.61	$ 0.87	$ 0.96
Diluted	$ 0.58	$ 0.84	$ 0.93

For the years ended December 31, 2003 and 2004, options outstanding of 239,662 and 1,191,507, respectively, were not included in the computation of diluted earnings per share because the exercise prices of the options were greater than the average market price of the common stock and thus the inclusion would have been antidilutive. For the year ended December 31, 2002, all options outstanding were included in the computation of diluted earnings per share because the exercise prices of the options were less than the average market price of the common stock.

9. Allowance for Uncollectible Accounts

The allowance for uncollectible accounts for patient accounts receivable is as follows:

	Balance at Beginning of Year	Provision for Uncollectible Accounts	Write-Offs, Net of Recoveries	Balance at End of Year
	(In thousands)			
Year ended December 31, 2002	$3,394	$2,952	$(3,384)	$2,962
Year ended December 31, 2003	$2,962	$4,015	$(3,064)	$3,913
Year ended December 31, 2004	$3,913	$8,119	$(8,170)	$3,862

10. Property and Equipment

Property and equipment is as follows:

	December 31,	
	2003	2004
	(In thousands)	
Office furniture	$ 2,504	$ 4,030
Computer hardware	3,310	3,940
Computer software	2,365	3,042
Equipment	802	968
Motor vehicles	97	97
Leasehold improvements	2,691	3,776
	11,769	15,853
Less accumulated depreciation and amortization	5,334	8,363
	$ 6,435	$ 7,490

11. Other Accrued Expenses

Other accrued expenses are as follows:

	December 31,	
	2003	2004
	(In thousands)	
Medicare cap	$1,244	$ 2,915
Workers' compensation	853	2,274
Inpatient	1,383	1,685
Rent	683	1,211
Pharmacy	1,334	1,038
Medical supplies and durable medical equipment	897	881
Property taxes	127	189
Medical director	201	144
Professional fees	75	121
Other	331	517
	$7,128	$10,975

12. Line of Credit and Long-Term Debt

Line of credit and long-term debt consists of the following:

	December 31,	
	2003	2004
	(In thousands)	
Leasehold improvement loans due between 2004 and 2008; interest at 6.50% and 10.37%	17	14
Less current maturities	4	5
	$13	$ 9

On May 14, 2004, the Company entered into a new revolving line of credit with General Electric Capital Corporation (as amended, the "Credit Agreement") that provides the Company with a $40 million revolving line of credit, subject to three separate $10 million increase options. The revolving line of credit will be used, if necessary, to fund future acquisitions, working capital, capital expenditures, and general corporate purposes. Borrowings outstanding under the revolving line of credit will bear interest at LIBOR plus 2.5% or the higher of the prime rate or 50 basis points over the federal funds rate. The revolving line of credit expires May 14, 2007. The revolving line of credit has an unused facility fee of 0.375% per annum and an annual monitoring fee of $30,000. No amounts have been drawn on the revolving line of credit as of December 31, 2004. The revolving line of credit is secured by substantially all of the Company's and its subsidiaries' existing and after-acquired personal property assets and all after-acquired real property assets. The Company and its subsidiaries are subject to affirmative and negative covenants under the Credit Agreement. The Company is currently in compliance with all covenants under the Credit Agreement.

In September 2004, the Company was informed by the Civil Division of the U.S. Department of Justice (the "DOJ") that it has begun an investigation of the Company under the authority of the False Claims Act. On November 1, 2004, the Company entered into an amendment to the Credit Agreement which, among other things, amended the definition of "Indebtedness" in the Credit Agreement such that (i) the assessment of any fines, penalties and damages, if any, arising from the DOJ investigations will result in a default under the Credit Agreement, meaning that the Company will be prohibited from using loan proceeds to pay for such fines, penalties and damages, and (ii) fines, penalties and damages, if any, arising from the DOJ investigations will be included for purposes of calculating financial covenants. Accordingly, if the Company is assessed any fines, penalties and damages by the DOJ, the Company could be forced to use other sources of capital to pay the amounts of such fines, penalties and damages.

Scheduled principal repayments on debt outstanding as of December 31, 2004 for the next four years are as follows:

Year	Principal Repayment Amount
2005	$ 5,000
2006	5,000
2007	2,000
2008	2,000
	$14,000

13. Income Taxes

Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31, 2003	December 31, 2004
	(In thousands)	
Deferred tax assets:		
Accounts receivable	$ (221)	$ (966)
Insurance	(98)	(606)
Accrued compensation	851	727
Workers' compensation	638	875
	1,170	30
Deferred tax liabilities:		
Accounts receivable	—	—
Amortizable and depreciable assets	(3,871)	(6,931)
Other	(415)	(164)
	(4,286)	(7,095)
Net deferred tax liabilities	$(3,116)	$(7,065)

The components of the Company's income tax expense are as follows:

	Year Ended December 31, 2002	2003	2004
		(In thousands)	
Current:			
Federal	$10,704	$14,914	$14,968
State	2,086	1,836	2,416
	12,790	16,750	17,384
Deferred:			
Federal	298	2,629	3,357
State	52	460	592
	$13,140	$19,839	$21,333

The reconciliation of income tax expense computed at the federal statutory tax rate to income tax expense is as follows:

	Year Ended December 31, 2002		2003		2004	
	Amount	Percent	Amount	Percent	Amount	Percent
			(Dollars in thousands)			
Tax at federal statutory rate	$11,998	35%	$17,866	35%	$19,715	35%
State income tax, net of federal benefit	1,064	3	1,452	3	1,955	3
Stock-based compensation charges	142	1	(94)	—	101	—
Non-deductible expenses and other	(64)	(1)	615	1	(438)	—
	$13,140	38%	$19,839	39%	$21,333	38%

14. Retirement Plan

The Company sponsors a 401(k) plan, which is available to substantially all employees after meeting certain eligibility requirements. The plan provides for contributions by the employees based on a percentage of their income. The Company at its discretion may make contributions. Matching contributions totaled $0.3 million, $0.6 million and $0.7 million for the years ended December 31, 2002, 2003 and 2004, respectively.

15. Commitments and Contingencies

Leases

The Company leases office space and equipment at its various locations. Most of the Company's lease terms have escalation clauses and renewal options, typically equal to the original lease term. Total rental expense was approximately $5.2 million, $7.0 million and $9.2 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Future minimum rental commitments under noncancelable operating leases for the years subsequent to December 31, 2004, are as follows (in thousands):

2005	$ 8,473
2006	7,341
2007	5,629
2008	3,935
2009	2,429
Thereafter	5,365
	$33,172

Contingencies

The Company and its current and former Chief Executive Officers and its current Chief Financial Officer are defendants in a lawsuit originally filed on April 21, 2004 in the United States District Court for the Northern District of Texas, Dallas Division, by plaintiff Francis Layher, Individually and On Behalf of All Others Similarly Situated, purportedly on behalf of all persons who purchased or otherwise acquired our publicly traded securities between May 5, 2003 and February 23, 2004. The complaint alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The plaintiff seeks an order determining that the action may proceed as a class action, awarding compensatory damages in favor of the plaintiff and the other class members in an unspecified amount, and reasonable costs and expenses incurred in the action, including counsel fees and expert fees. Six similar lawsuits were also filed in May and June of 2004 in the United States District Court for the Northern District of Texas, Dallas Division, by plaintiffs Kenneth L. Friedman, Trudy J. Nomm, Eva S. Caldarola, Michael Schaufuss, Duane Liffrig and G.A. Allsmiller on behalf of the same plaintiff class, making substantially similar allegations and seeking substantially similar damages. As of the date of this Form 10-K, the lawsuits have been transferred to a single judge and consolidated into a single action. The Company has filed a motion to dismiss the lawsuit which is currently pending. Lead plaintiffs and lead counsel have been appointed. The consolidated complaint was filed on by December 20, 2004 which among other things extended the putative class period to October 18, 2004. While the Company cannot predict the outcome of these matters, it believes that the plaintiffs' claims are without merit, it denies the allegations in the complaints, and it intends to vigorously defend the lawsuits.

On July 9, 2004, in the District Court, Dallas County, Texas, John Connolly brought a shareholders' derivative action, for the benefit of the Company, as nominal defendant, against the current and former Chief Executive Officer and current Chief Financial Officer, Chief Operating Officer, Senior Vice President of Human Resources and Senior Vice President of Clinical Affairs of the Company and each of the current members of the board of directors of the Company and two former members of the board of directors of the Company. The complaint alleges breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment on the part of each of the named executive officers, current members of the board of directors and two former members of the board of directors. The complaint seeks unspecified amounts of compensatory damages, as well as interest and costs, including legal fees from the named executive officers, current members of the board of directors and two former members of the board of directors. No damages are sought from the Company. A similar derivative lawsuit was also filed on July 9, 2004, in the District Court, Dallas County, Texas, by Anne Molinari, for the benefit of the Company, as nominal defendant against the same defendants, making substantially similar allegations and seeking substantially similar damages and has been consolidated with above lawsuit filed by Mr. Connolly. The consolidated lawsuit has been abated by the District Court until July 8, 2005, unless sooner lifted pursuant to a court order. While the Company cannot predict the outcome of these matters, the Company believes that the plaintiffs' claims are without merit.

In September 2004, the Company was informed by the Civil Division of the U.S. Department of Justice ("DOJ") that it had begun a civil investigation of the Company. The DOJ's investigation appears to be principally focused on patient admission, retention and discharges from January 2001 through October of 2004. The Company is cooperating with the investigation, which still is in the preliminary stages and may take a considerable amount of time to resolve. To date, the DOJ has not made any allegations of impropriety or asserted monetary demands against the Company. As such, the Company is unable to predict, what, if any, action (which could include the imposition of civil or criminal penalties, fines and/or exclusion of one or more of the Company's hospice programs from participation in the Medicare, Medicaid and other federally-funded healthcare programs) the DOJ might take as a result of its investigation, or the impact, if any, that such action, if any, may have on the Company's business, operations, liquidity or capital resources.

On December 30, 2004, in the United States District Court for the Northern District of Texas, Dallas Division, John O. Hanson brought a shareholders' derivative action, for the benefit of the Company, as nominal defendant, against the current and former Chief Executive Officers, current Chief Financial Officer and each of the current members of the board of directors of the Company and a former member of the board of directors of the Company. The complaint alleges breach of fiduciary duty, abuse of control, aiding and abetting breach of fiduciary duty and gross mismanagement, waste of corporate assets and unjust enrichment on the part of each of the named executive officers, current members of the board of directors and former member of the board of directors. The complaint seeks unspecified amounts of compensatory damages, as well as interest and costs, including legal fees from the named executive officers, current members of the board of directors and former member of the board of directors. No damages are sought from the Company. The lawsuit has been voluntarily stayed by the parties until a final determination on the motion to dismiss that is currently pending in the class action securities litigation previously filed in the United States District Court for the Northern District of Texas, Dallas Division. While the Company cannot predict the outcome of this matter, the Company believes that plaintiff's claims are without merit.

If any of these matters were successfully asserted against the Company, there could be a material adverse effect on the Company. From time to time, the Company may be involved in other litigation matters relating to claims that arise in the ordinary course of its business. The ultimate liability for these matters cannot be determined. However, based on the information currently available to the Company, the Company does not believe that the resolution of these other litigation matters to which the Company is currently a party will have a material adverse effect on the Company.

16. Segment Reporting

The Company currently evaluates performance and allocates resources by regions primarily on the basis of cost per day of care and income from operations. The hospice programs that are included in each region may change from time to time, but regions are presented for all periods here in a comparative format. The distribution by regions of the Company's net patient service revenue, direct hospice care expenses, income (loss) from operations (which is used by management for operating performance review), average daily census and assets by geographic location are summarized in the following tables:

	Year Ended December 31,		
	2002	2003	2004
		(In thousands)	
Net patient service revenue:			
Northeast	$ 11,992	$ 15,730	$ 16,885
Southeast	8,862	12,426	16,888
Central	16,793	23,051	26,550
South	29,014	41,073	49,320
Midwest	20,376	25,345	34,111
Texas	41,626	61,193	90,340
Mountain	38,292	57,360	69,138
West	27,504	38,131	47,059
Corporate	—	—	(15)
	$194,459	$274,309	$350,276
Direct hospice care expenses:			
Northeast	$ 5,669	$ 8,051	$ 9,795
Southeast	4,522	6,349	8,906
Central	8,099	11,740	15,460
South	14,918	21,208	25,016
Midwest	9,477	13,175	16,953
Texas	23,912	34,932	50,727
Mountain	19,392	29,249	36,957
West	13,857	19,629	24,054
Corporate	73	(595)	23
	$ 99,919	$143,738	$187,891

	Year Ended December 31,		
	2002	2003	2004
		(In thousands)	
Income (loss) from operations:			
Northeast	$ 3,619	$ 3,984	$ 1,648
Southeast	2,594	3,525	3,395
Central	5,163	6,327	4,616
South	8,462	11,678	13,756
Midwest	6,495	5,999	9,521
Texas	9,805	14,902	23,253
Mountain	10,886	18,227	18,861
West	7,352	10,845	13,522
Corporate	(20,421)	(24,691)	(32,484)
	$ 33,955	$ 50,796	$ 56,088

	Year Ended December 31,		
	2002	2003	2004
Average Daily Census:			
Northeast	274	346	362
Southeast	181	259	365
Central	431	566	657
South	749	1,019	1,188
Midwest	467	559	733
Texas	997	1,440	2,043
Mountain	745	1,094	1,379
West	563	736	877
	4,407	6,019	7,604

	Year Ended December 31,	
	2003	2004
	(In thousands)	
Total Assets:		
Northeast	$ 5,825	$ 6,192
Southeast	4,458	4,773
Central	9,319	14,480
South	26,637	24,689
Midwest	11,521	11,561
Texas	28,896	52,088
Mountain	34,834	33,971
West	12,493	14,627
Corporate	46,819	41,710
	$180,802	$204,091

17. Fair Values of Financial Instruments

Statement of Financial accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments," ("SFAS 107") requires disclosures of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets, and in many cases, could not be realized in immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The following methods and assumptions used by the Company in estimating its fair value disclosures for financial instruments:

Cash and Cash Equivalents and Short-term Investments

The carrying amount reported in the consolidated balance sheets for cash and cash equivalents and short-term investments approximates its fair value.

Line of Credit and Long-term Debt (Including Current Maturities)

The fair values of the long-term debt are estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

The carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2003 and 2004 are as follows:

	2003		2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
Cash and cash equivalents	$38,284	$38,284	$ 24,851	$24,851
Short-term investments	$ 690	$ 690	$ 8,407	$ 8,407
Long-term debt (including current maturities)	$ 17	$ 17	$ 14	$ 14

18. Unaudited Quarterly Financial Information

The quarterly interim financial information shown below has been prepared by the Company's management and is unaudited. It should be read in conjunction with the audited consolidated financial statements appearing herein:

	2004 Calendar Quarters			
	First	Second	Third	Fourth
	(In thousands, except per share amounts)			
Total net revenues	$84,690	$86,818	$87,462	$91,306
Net income	$ 7,903	$ 9,310	$ 9,003	$ 8,780
Net income per share — Basic	$ 0.22	$ 0.25	$ 0.25	$ 0.24
Net income per share — Diluted	$ 0.21	$ 0.25	$ 0.24	$ 0.24
Weighted average shares outstanding — Basic	36,559	36,608	36,653	35,963
Weighted average shares outstanding — Diluted	37,882	37,586	37,586	36,637

	2003 Calendar Quarters			
	First	*Second*	*Third*	*Fourth*
	(In thousands, except per share amounts)			
Total revenues	$60,060	$64,896	$71,049	$78,304
Net income	$ 7,208	$ 7,567	$ 7,847	$ 8,585
Net income per share — Basic	$ 0.20	$ 0.21	$ 0.22	$ 0.24
Net income per share — Diluted	$ 0.20	$ 0.20	$ 0.21	$ 0.23
Weighted average shares outstanding — Basic	35,423	35,643	36,063	36,392
Weighted average shares outstanding — Diluted	36,869	37,194	37,791	37,990

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Directors

Richard R. Burnham
Chairman, President and Chief Executive Officer

John K. Carlyle
President and Chief Executive Officer of
Accuro Healthcare Solutions, Inc.

David W. Cross
Senior Vice President and Chief Development Officer of
Select Medical Corporation

Paul J. Feldstein
Professor and Robert Gumbiner Chair in Healthcare Management at
the Graduate School of Management, University of California, Irvine

Martin S. Rash
Chairman and Chief Executive Officer of
Province Healthcare Company

Shawn S. Schabel
President and Chief Operating Officer of Lincare Holdings Inc.

David L. Steffy
Private Investor, Former Executive in the Healthcare Industry

Senior Officers

Richard R. Burnham*
Chairman, President and Chief Executive Officer

Douglas B. Cannon*
Senior Vice President, Chief Financial Officer, Treasurer and
Assistant Secretary

Deborah A. Hoffpauir*
Senior Vice President and Chief Operating Officer

Brenda A. Belger*
Senior Vice President of Human Resources

Kathleen A. Ventre*
Senior Vice President of Clinical and Regulatory Affairs

W. Bradley Bickham*
Vice President, Secretary and General Counsel

Mary Virginia Haynes
Vice President of Investor Relations and Corporate Communications

R. Henson Rogers
Vice President of Information Systems

Susan D. Worthy
Vice President, Controller

**Executive Officers*

Corporate Information



Corporate Headquarters
Odyssey HealthCare, Inc.
717 N. Harwood Street
Suite 1500
Dallas, Texas 75201
(214) 922-9711
www.odsyhealth.com

Annual Meeting
8 a. m. on May 5, 2005
Odyssey HealthCare, Inc.
717 N. Harwood Street
14th Floor
Dallas, Texas 75201

Common Stock
The Company's common stock is listed on NASDAQ under the Ticker Symbol "ODSY."

Investor Relations
Mary Virginia "Jenny" Haynes
Vice President of Investor Relations and Corporate Communications
(214) 245-3164

Legal Counsel
Vinson & Elkins L.L.P.
3700 Trammell Crow Center
2001 Ross Avenue
Dallas, Texas 75201
(214) 220-7700
www.velaw.com

Independent Auditors
Ernst & Young LLP
2121 San Jacinto Street
Suite 1500
Dallas, Texas 75201
www.ey.com

Transfer Agent and Registrar
U. S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, California 91204
(818) 502-1404
www.usstock.com

The Communities that Odyssey Serves

At March 14, 2005, Odyssey had 74 Medicare-certified hospice programs in 30 states. In 2005, it expects to expand into four to six additional communities and add more dedicated inpatient facilities. Odyssey's website has the most current service-area map.



- Hospice Program
- Inpatient Facility
- ☆ Corporate Headquarters

Odyssey HealthCare, Inc.
717 N. Harwood Street, Suite 1500
Dallas, Texas 75201
(214) 922-9711
www.odsyhealth.com